Exhibit 99.1

SUMMARY BUDGET AND FINANCIAL UPDATES

2020/21

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INTRODUCTION

The Summary Budget includes an overview of the financial plan for the Manitoba government reporting entity, which includes the services of the government generally associated with the Legislature (voted and statutory appropriations and non-voted expenses), government business enterprises (GBEs) (such as Manitoba Hydro and Manitoba Public Insurance), and other reporting entities that are indirectly controlled by the Manitoba government, such as health authorities, post secondary institutions and school divisions. In the Summary Budget, the voted and statutory appropriations and non-voted expenses are consolidated with the high level projections of other reporting entities and GBEs, according to the standards set by the Public Sector Accounting Board (PSAB). The Summary Budget fully reflects Generally Accepted Accounting Principles (GAAP).

Summary Budget Detail

For the Fiscal Year Ending March 31

	2020/21 Budget	2019/20 Forecast*	2019/20 Budget

	(Millions of Dollars)

Revenue	17,737	17,273	17,025
Expenditure	17,957	17,598	17,385
Net Income (Loss)	(220)	(325)	(360)

* Detailed breakdown of the 2019/20 Forecast is available in the Third Quarter Report released March 3, 2020

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Summary Budget Detail

For the Fiscal Year Ending March 31

	2020/21 Budget	2019/20 Budget
	(Millions of Dollars)
Revenue
Income Taxes	4,621	4,250
Retail Sales Tax	2,021	2,293
Education Property Taxes	887	878
Other Taxes	1,615	1,379
Tuition Fees	389	364
Fees and Other Revenue	1,969	1,907
Federal Transfers	5,136	4,815
Net Income of Government Business Enterprises	747	806
Sinking Funds and Other Earnings	352	333
Total Revenue	17,737	17,025
Expenditure
Legislative Assembly	50	51
Executive Council	4	4
Agriculture and Resource Development	429	421
Central Services	212	200
Civil Service Commission	25	24
Conservation and Climate	212	148
Crown Services	2	1
Economic Development and Training	1,707	1,680
Education	3,003	2,945
Families	2,161	2,168
Finance	111	105
Health, Seniors and Active Living	6,819	6,662
Indigenous and Northern Relations	33	35
Infrastructure	494	461
Justice	700	698
Municipal Relations	386	386
Sport, Culture and Heritage	116	114
Enabling Appropriations	391	245
Emergency and Other Appropriations	101	44
Debt Servicing	1,001	1,088
Total Expenditure	17,957	17,480
In-Year Adjustments/Lapse	-	(95)
Net Income (Loss)	(220)	(360)

NOTES:

•	The 2019/20 budget has been restated to be consistent with the 2020/21 budget presentation.
•	Numbers may not add due to rounding.

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SUMMARY BUDGET 2020/21

Revenue

We forecast strong revenue growth in 2020/21 with a projected increase of $712 million, or 4.2 per cent from the 2019/20 Budget.

Income tax revenue is projected to increase by $371 million, with a $238 million increase in individual income tax revenue and a $133 million increase in corporate income tax revenue. The increase in individual income tax revenue reflects moderate growth in personal income from employment, capital gains and dividends, while the increase in corporate income tax revenue reflects growth in line with national corporate taxable income forecasts.

Retail Sales Tax is projected to decrease by $272 million, mainly due to the one per cent reduction in the tax rate, effective July 1, 2020.

Education Property Taxes imposed primarily by school divisions are projected to increase $9 million.

Other Taxes are projected to increase $236 million, mainly due to the introduction of a green levy equal to $25 per tonne of greenhouse gas emissions, beginning on July 1, 2020.

Tuition fees imposed by Manitoba’s universities and colleges are projected to increase by $25 million while fees and other revenue are projected to increase by $62 million, mainly due to the first year of operations for Efficiency Manitoba (offset by increase in expenditures).

Federal transfers are projected to increase by $32 million, or 6.7 per cent including an equalization increase of $255 million or 11.3 per cent. As a percentage of our revenues, equalization is now approaching historical norms.

Net income of government business enterprises is projected to decrease $59 million, mainly due to decreased income projections from Manitoba Hydro and Manitoba Public Insurance.

Expenditure

Expenditures in 2020/21 are projected to increase $477 million, or 2.7 per cent, from the 2019/20 Budget.

Significant changes include a 2.4 per cent projected increase in Health, Seniors and Active Living, reflecting operating cost adjustments within the regional health authorities, a $40 million contingency for Health Transformation and $10 million for wait times reduction for priority procedures, including cataracts and joint replacements (hips and knees).

Conservation and Climate included a projected increase of $64 million, as fiscal 2020/21 will be the first year of operations of Efficiency Manitoba (offset by increase in revenue).

Education has projected an increase of $58 million, mainly due to cost increases in the school divisions and an increase in the pension expense.

Families has projected a $7 million decrease in expenditures on a summary basis, despite a $19 million increase to the department’s voted appropriations. Expenses within the Manitoba Housing and Renewal Corporation - a Crown corporation - have decreased year-over-year following the transition of certain housing inventory to the not-for-profit sector.

Infrastructure has projected an increase of $33 million due to increased amortization costs primarily related to provincial roads and highways.

The budget for Enabling Appropriations has increased by $146 million, mainly to accommodate one-time expenditures to devolve certain government assets and to remediate government special funds.

The budget for Emergency and Other Appropriations has increased $57 million to prepare for flood, forest fire or other emergency situations.

Debt Servicing is projected to decrease by $87 million due to lower interest rates.

Lapse In Budget 2020/21, we are fully discontinuing the use of “lapse” in our budget, ending this inappropriate budgeting technique of relying on “hope” to achieve our budget targets.

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Summary Revenue

For the Fiscal Year Ending March 31

	2020/21 Budget	2019/20 Budget
	(Millions of Dollars)
Income Taxes
Individual Income Tax	3,982	3,744
Corporation Income Tax	639	506
Subtotal: Income Taxes	4,621	4,250

Retail Sales Tax	2,021	2,293

Education Property Taxes	887	878

Other Taxes
Green Levy	218	–
Corporations Taxes	335	329
Fuel Taxes	354	349
Land Transfer Tax	98	91
Levy for Health and Education	399	381
Tobacco Tax	199	217
Other Taxes	12	12
Subtotal: Other Taxes	1,615	1,379

Tuition Fees	389	364

Fees and Other Revenue
Fines and Costs and Other Legal	48	57
Minerals and Petroleum	14	14
Automobile and Motor Carrier Licences and Fees	186	191
Parks: Forestry and Other Conservation	24	24
Water Power Rentals	122	107
Service Fees and Other Miscellaneous Charges	1,575	1,514
Subtotal: Fees and Other Revenue	1,969	1,907

Federal Transfers
Equalization	2,510	2,255
Canada Health Transfer (CHT)	1,521	1,474
Canada Social Transfer (CST)	546	533
Shared Cost and Other Transfers	559	553
Subtotal: Federal Transfers	5,136	4,815

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	650	630
Deposit Guarantee Corporation of Manitoba	27	25
Manitoba Hydro-Electric Board	47	121
Manitoba Public Insurance Corporation	48	80
Contingency	(25)	(50)
Subtotal: Net Income of GBEs	747	806

Sinking Funds and Other Earnings	352	333

Total Revenue	17,737	17,025

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Summary Expenditure

For the Fiscal Year Ending March 31

	2020/21 Budget	2019/20 Budget
	(Millions of Dollars)
Legislative Assembly	50	51
Executive Council	4	4
Agriculture and Resource Development	429	421
Central Services	212	200
Civil Service Commission	25	24
Conservation and Climate	212	148
Crown Services	2	1
Economic Development and Training	1,707	1,680
Education	3,003	2,945
Families	2,161	2,168
Finance	111	105
Health, Seniors and Active Living	6,819	6,662
Indigenous and Northern Relations	33	35
Infrastructure	494	461
Justice	700	698
Municipal Relations	386	386
Sport, Culture and Heritage	116	114
Enabling Appropriations	391	245
Emergency and Other Appropriations	101	44
Debt Servicing*	1,001	1,088
Total Expenditure	17,957	17,480

*	Debt servicing costs for Manitoba Hydro are expected to be $869 million in 2020/21, which is already budgeted as part of Manitoba Hydro’s expected net income of $47 million.

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Revenue, 2020/21
Per Cent of Total

Revenue, 2020/21Per Cent of Total Income Taxes Net Income of GBEs 26% 4% Retail Sales Tax 12% Federal Transfers 29% Other Taxes including Education Property Tax 14% Sinking Funds and Other Earnings Fees and Other Revenue 2% including Tuition Fees 13%

Expenditure, 2020/21
Per Cent of Total

Expenditure, 2020/21 Per Cent of Total Debt Servicing 5%Other 24%Health, Seniors and Active Living 38%Justice 4% Families 12%Education 17%

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ENTITIES INCLUDED IN SUMMARY BUDGET

Legislative Assembly

Executive Council

Agriculture and Resource Development

Food Development Centre

Manitoba Agricultural Services Corporation

Manitoba Potash Corporation

Central Services

Leaf Rapids Town Properties Ltd.

Manitoba Education, Research and
Learning Information Networks (MERLIN)

Materials Distribution Agency

Vehicle and Equipment Management Agency

Civil Service Commission

Conservation and Climate

Efficiency Manitoba Inc.

Manitoba Hazardous Waste Management Corporation

Crown Services

Economic Development and Training

Assiniboine Community College
Brandon University

Communities Economic Development Fund

Co-operative Loans and Loans Guarantee Board
Economic Development Winnipeg Inc.*

Helen Betty Osborne Memorial Foundation
Manitoba Development Corporation
Manitoba Opportunities Fund Ltd.

Red River College
Research Manitoba Travel Manitoba

Université de Saint-Boniface
University College of The North
University of Manitoba
University of Winnipeg

Education

Manitoba Learning Resource Centre
Public School Divisions

Families

General Child and Family Services Authority
Manitoba Housing and Renewal Corporation

Finance

Entrepreneurship Manitoba
Funeral Board of Manitoba
Insurance Council of Manitoba

Manitoba Financial Services Agency

Special Operating Agencies Financing Authority
The Public Guardian and Trustee of Manitoba
Vital Statistics Agency

Pension Assets Fund

NOTES:

* Economic Development Winnipeg Inc. is a government partnership

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Health, Seniors and Active Living

Addictions Foundation of Manitoba
CancerCare Manitoba

Manitoba Health Services Insurance Plan
Not-for-Profit Personal Care Homes and
Community Health Agencies

Regional Health Authorities (including
controlled organizations)

Interlake-Eastern Regional Health Authority
Northern Regional Health Authority

Prairie Mountain Health
Southern Health-Santé Sud

Winnipeg Regional Health Authority

Rehabilitation Centre for Children, Inc.

Shared Health Inc.
St.Amant Inc.

Indigenous and Northern Relations

Infrastructure

Justice

Legal Aid Manitoba

Liquor, Gaming and Cannabis Authority of Manitoba
Manitoba Horse Racing Commission

Manitoba Law Reform Commission

Municipal Relations

Manitoba Water Services Board

North Portage Development Corporation**

Sport, Culture and Heritage

Le Centre culturel franco-manitobain
Manitoba Arts Council

Manitoba Combative Sports Commission

Manitoba Film and Sound Recording
Development Corporation

Sport Manitoba Inc.

Government Business Enterprises

Deposit Guarantee Corporation of Manitoba
Manitoba Hydro-Electric Board

Manitoba Liquor and Lotteries Corporation
Manitoba Public Insurance Corporation

Special Accounts, not attached to a Department

Rainy Day Fund (Fiscal Stabilization Account)

Entities to cease being separate reporting entities in 2020/21

Abandonment Reserve Fund
Community Revitalization Fund

Farm Machinery and Equipment Act Fund
Financial Literacy Fund

Fish and Wildlife Enhancement Fund
Land Titles Assurance Fund

Manitoba Centennial Centre Corporation
Manitoba Habitat Heritage Corporation

Manitoba Trucking Productivity Improvement
Fund Mining Community Reserve

Mining Rehabilitation Reserve Fund
Office of the Fire Commissioner
Public Schools Finance Board
Quarry Rehabilitation Reserve Fund
Veterinary Science Scholarship Fund
Victims Assistance Fund

Waste Reduction and Recycling Support Fund
Workplace Safety and Health Public Education Fund

NOTES:

** North Portage Development Corporation is a government business partnership

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FINANCIAL UPDATES

Summary Net Debt

Changes in Summary Net Debt
(Millions of Dollars)
2019/20 Summary Net Debt (Forecast)	25,667

Net Investment in Tangible Capital Assets	549
Plus: Projected (Income) Loss for the Year	220
Change in Net Debt	769

2020/21 Summary Net Debt (Budget)	26,436

Net debt is an important indicator of a government’s financial position, as this highlights the affordability of future government services. Summary net debt represents the difference between the Government Reporting Entity’s total liabilities, less financial assets; it reflects the residual liability that must be financed by future revenues. It is important to measure changes in net debt against the growth of the economy, as measured by nominal GDP.

In Budget 2020, the net debt to GDP ratio is forecast to be 34.2 per cent.

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Capital Investment

Capital investment continues to be a priority across government. An investment made to construct or enhance capital assets is a benefit to Manitobans for the provision of services needed into the future. Tangible capital assets are assets with a useful life extending beyond one year, which are acquired, constructed or developed and held for use, not for resale. Net investment in tangible capital assets is projected to be $14.7 billion as at March 31, 2021.

Tangible Capital Assets - Net Book Values
2011/12–2020/21b

Millions of Dollars 16,000 14,000 12,000 10,000 8,000 6,000 4,000 2,0000 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '12 '13 '14 '15 '16 '17 '18 '19 '20f '21b f - Forecast b - Budget Source: Manitoba Finance

Tangible Capital Assets - Net Book Value

Projection as at March 31

	2020/21 Budget	2019/20 Forecast
	(Millions of Dollars)
Cost of Assets
Beginning of Year	25,053	23,984
Additions	1,338	1,069
End of Year	26,391	25,053

Accumulated Amortization
Beginning of Year	10,853	10,127
Amortization	789	726
End of Year	11,642	10,853
Net Book Value	14,749	14,200

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Borrowing Requirements

Manitoba’s borrowing requirements with respect to both general and self-sustaining borrowings is estimated to total $5.6 billion in 2020/21, of which $3.7 billion is required for refinancing purposes. New cash requirements, net of estimated repayments, are $1.9 billion, which includes borrowing for general government purposes, capital investments by departments and the Manitoba Hydro-Electric Board. To date, approximately $476 million of funding for 2020/21 has been completed.

Borrowing Requirements 2020/2021

	Refinancing	New Cash Requirements	Estimated Repayments	Gross Borrowing Repayments	Pre-Funding	Borrowing Requirements
Government Business Enterprises			(Millions of Dollars)
Manitoba Hydro-Electric Board	1,529	1,100	–	2,629	–	2,629
Manitoba Liquor and Lotteries Corporation	60	60	48	72	–	72
Subtotal	1,589	1,160	48	2,701	–	2,701
Other Borrowings
General Purpose Borrowings	1,442	92	–	1,534	96	1,438
Capital Investment Assets	355	732	318	769	280	489
Health Facilities	100	150	123	127	100	27
Other Crowns and Organizations	110	442	276	276	–	276
Public School Divisions	–	160	17	143	–	143
Civil Service Superannuation Plan	100	–	–	100	–	100
Subtotal	2,107	1,576	734	2,949	476	2,473
Total Borrowing Requirements	3,696	2,736	782	5,650	476	5,174

NOTES

•	Numbers may not add due to rounding.

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Special Accounts

Pension Assets Fund

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. Net investment earnings of pension assets include the expected rate of return during the year, as well as adjustments to the market-related value. Market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life.

The fund is expected to have a balance of $5,036 million by the end of the 2020/21 fiscal year.

Pension Assets Fund
Projection as at March 31	2020/21	2019/20
	(Millions of Dollars)
Beginning of Year	4,931	4,737
Contributions and Revenue
Net Investment Earnings	288	331
Departments and Crown Corporations	228	268
	516	599
Transfers
Teachers’ Retirement Allowances Fund and Civil Service Superannuation Fund Payments	(411)	(405)
End of Year	5,036	4,931

Fiscal Stabilization Account

The Fiscal Stabilization Account, also known as the Rainy Day Fund, is expected to have a balance of $872 million as at March 31, 2021, after a combined total transfer of $300 million in 2019/20 and 2020/21. These transfers will rebuild the province’s savings to the highest level ever and result in a fully funded account.

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Manitoba Summary Financial Statistics

	2020/21	2019/20	2018/19	2017/18	2016/17	2015/16
	Budget	Forecast	Actual	Actual	Actual	Actual
			(Millions of Dollars)
Revenue
Income Taxes	4,621	4,356	4,234	3,985	3,958	3,777
Other Taxes	4,523	4,511	4,685	4,588	4,396	4,250
Fees and Other Revenue	2,358	2,326	2,318	2,364	2,329	2,226
Federal Transfers	5,136	4,841	4,521	4,200	4,128	3,820
Net Income of Government Business Enterprises	747	863	919	758	589	618
Sinking Funds and Other Earnings	352	376	298	257	227	225
Total Revenue	17,737	17,273	16,975	16,152	15,627	14,916
Expenditures (excluding Debt Servicing)	16,956	16,575	16,138	15,894	15,486	14,993
Debt Servicing	1,001	1,023	1,000	952	930	855
Expenditure	17,957	17,598	17,138	16,846	16,416	15,848
Net Income (Loss)	(220)	(325)	(163)	(694)	(789)	(932)
Tangible Capital assets
Acquisition of tangible capital assets	(1,338)	(1,069)	(1,019)	(1,123)	(1,417)	(1,702)
Amortization of tangible capital assets	789	726	734	713	680	624
Disposal of tangible capital assets	–	–	39	48	48	53
Subtotal	(549)	(343)	(246)	(362)	(689)	(1,025)
Other Non-Financial Assets
Decrease (Increase) in inventories	–	–	3	3	(1)	(17)
Decrease (Increase) in prepaid expenses	–	–	(8)	(2)	1	(1)
Subtotal	–	–	(5)	1	–	(18)
Other comprehensive income (loss)	–	–	(225)	(14)	120	(43)
(Increase) in Net Debt	(769)	(668)	(639)	(1,069)	(1,358)	(2,018)
Summary Net Debt, beginning of year	(25,667)	(24,999)	(24,345)	(23,276)	(21,918)	(19,900)
Change in Accounting Policy (applied retroactively without restatement)	–	–	(15)	–	–	–
Summary Net Debt	(26,436)	(25,667)	(24,999)	(24,345)	(23,276)	(21,918)

NOTES

•	Numbers may not add due to rounding.

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Manitoba Summary Financial Statistics

	2020/21	2019/20	2018/19	2017/18	2016/17	2015/16
	Budget	Forecast	Actual	Actual	Actual	Actual
			(Percentage Change)
Annual Change
Income Taxes	6.1	2.9	6.2	0.7	4.8	2.7
Other Taxes	0.3	(3.7)	2.1	4.4	3.4	3.6
Fees and Other Revenue	1.4	0.3	(1.9)	1.5	4.6	2.9
Federal Transfers	6.1	7.1	7.6	1.7	8.1	0.3
Total Revenue	2.7	1.8	5.1	3.4	4.8	0.8
Debt Servicing	(2.2)	2.3	5.0	2.4	8.8	1.7
Total Expenditure	2.0	2.7	1.7	2.6	3.6	3.3
Summary Net Debt	3.0	2.7	2.7	4.6	6.2	10.1

			(Per Cent)
Per Cent of GDP
Income Taxes	6.0	5.8	5.8	5.6	5.9	5.7
Other Taxes	5.8	6.0	6.4	6.5	6.5	6.4
Fees and Other Revenue	3.0	3.1	3.2	3.3	3.5	3.4
Federal Transfers	6.6	6.5	6.2	5.9	6.1	5.8
Total Revenue	22.9	23.1	23.4	22.7	23.2	22.6
Debt Servicing	1.3	1.4	1.4	1.3	1.4	1.3
Total Expenditure	23.2	23.5	23.6	23.7	24.4	24.0
Summary Net Debt	(34.2)	(34.3)	(34.4)	(34.2)	(34.6)	(33.2)

Per Cent of Revenue
Income Taxes	26.1	25.2	24.9	24.7	25.3	25.3
Other Taxes	25.5	26.1	27.6	28.4	28.1	28.5
Fees and Other Revenue	13.3	13.5	13.7	14.6	14.9	14.9
Federal Transfers	29.0	28.0	26.6	26.0	26.4	25.6
Net Income of Government Business Enterprises	4.2	5.0	5.4	4.7	3.8	4.1
Sinking Funds and Other Earnings	2.0	2.2	1.8	1.6	1.5	1.5
Debt Servicing	5.6	5.9	5.9	5.9	6.0	5.7

			(Dollars)
Dollars Per Capita
Total Revenue	12,808	12,613	12,542	12,099	11,892	11,543
Total Expenditure	12,967	12,850	12,663	12,619	12,492	12,264
Debt Servicing	723	747	739	713	708	662
Summary Net Debt	(19,090)	(18,742)	(18,471)	(18,236)	(17,713)	(16,962)

Memorandum Items
Population (000s) *	1,384.8	1,369.5	1,353.4	1,335.0	1,314.1	1,292.2
GDP at Market Prices	77,343	74,872	72,688	71,122	67,298	65,943

* Official population July 1

Source: Manitoba Finance

ECONOMIC REVIEW AND OUTLOOK

ECONOMIC REVIEW AND OUTLOOK

MANITOBA ECONOMIC HIGHLIGHTS	19

OVERVIEW AND OUTLOOK	20

MANITOBA ECONOMIC DEVELOPMENTS	24

Population	25
Labour Market	27
Capital Spending in Manitoba from Various Sources	28
Public and Private Capital Investment in Structures, Equipment, Repairs and Renovations by Industry	30
Sales Receipts from Industry Sources	31
Agriculture Receipts and Production	33
Mining and Oil Production	34
International Merchandise Trade	35

INTERNATIONAL ECONOMIC DEVELOPMENTS	36

CANADIAN ECONOMIC DEVELOPMENTS	37

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MANITOBA ECONOMIC HIGHLIGHTS

Manitoba is the most stable provincial economy in Canada, with a diversified base where strong growth in one sector can offset challenges in others.

Economic growth is supported by the third-highest population increase in Canada since 2014, in part through the highly successful Manitoba Provincial Nominee Program, which attracts skilled and entrepreneurial immigrants.

Demand for skilled workers contributes to among the lowest unemployment rate in the country, providing new Canadians quality job opportunities.

In fact, since 2016, almost 19,000 private sector jobs were created.

Business confidence is demonstrated by a boost in private sector capital spending across a number of sectors:

●	Investment in commercial buildings increased by 15.0 per cent in 2019.

●	Investment in industrial buildings increased by 5.9 per cent 2019.

●	Capital spending in manufacturing was up over 50.0 per cent in 2018, highest among provinces.

●	Capital spending on residential and non-residential buildings has increased over $1 billion annually since 2016.

●	21,823 new housing units were added in the last three years, the best three-year total since 1987.

●	12,728 new multiple units were added in the last three years, the best three-year total since 1979.

Despite trade uncertainties with the U.S., exports increased by 34 per cent over the last two years, which is the second best among provinces.

●    Record increase in provincial nominees lifts total immigration to almost 19,000 persons.

●    Capital investment on residential and non-residential properties surpasses $6 billion in 2019, setting a new record.

●    Capital investment in manufacturing increased by 123 per cent or $626 million since 2016, to a record $1.1 billion in 2019.

●    Total employment increased by 19,800 workers since 2016.

●    Private sector added 18,800 jobs since 2016.

●    Over $3 billion in exports to the U.S. over the past two years, the best two year increase for Manitoba.

Total Investment in Non-Residential and Residential Building,
2014–2019

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OVERVIEW AND OUTLOOK

There are tentative signs that the global economic slowdown, notably in manufacturing and trade, is bottoming out and overall economic activity is beginning to pick-up.

Looking ahead, business investment in Manitoba is expected to be encouraged by new tax changes, including the reduction in the retail sales tax rate, and extensions on several tax credits, among other measures.

In addition, strengthening Canadian growth should lift interprovincial exports while the momentum in robust sales coupled with the ratification of the Canada-United States-Mexico Agreement (CUSMA) should maintain record level exports to the U.S.

Manitoba Real GDP Growth,
2010-2021f

Manitoba has a number of underlying strengths that will sustain its steady economic growth. Domestic demand and home construction is at its best level in 37 years, buoyed by strong population growth. Businesses are rapidly increasing their investments in income-generating properties across the province.

Initial estimates from the Manitoba Bureau of Statistics indicate real GDP growth of 1.1 per cent in 2019, after 1.3 per cent in 2018. For the outlook, the Manitoba Finance Survey of Economic Forecasts indicates a 1.3 per cent growth in real GDP in 2020 and improving to a 1.5 per cent growth in real GDP in 2021. Nominal GDP is projected to increase by 3.3 per cent in 2020, and 3.4 per cent in 2021.

Manitoba Outlook at a Glance
	2019	2020f	2021f
	(Per Cent Change Unless Noted)
Gross Domestic Product
Real	1.1	1.3	1.5
Nominal	3.0	3.3	3.4
Employment	0.9	0.5	0.8
Unemployment Rate (%)	5.3	5.5	5.5
Consumer Price Index	2.2	1.9	1.9
Population	1.2	1.1	1.1

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts (2019 - 2021f)

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Despite the forecast improvement to growth in 2020 and 2021, risks are still present. Higher tariffs, outright import bans on specific commodities, low resource prices, interest rate policy changes, and uncertainties related to public health and climate change events, which disrupt the movement of people and trade, will continue to weigh on global demand conditions and overall growth in Manitoba.

In recent years, economic forecasts for Manitoba have generally been optimistic. In the past four years, real GDP growth came in below the Budget forecast. This adds to the downside risk on the current forecast.

These developments are reflected in the long-term movement of economic growth in Canada and in Manitoba.

Manitoba Economic Forecasts are Consistently Optimistic (Budget Forecast vs. Actual)

Manitoba’s 10-year average annual growth trend was materially more positive than Canada in the years following the Great Recession, as indicated on the graph below.

The 10-year average annual growth in Canada fell from 3.2 per cent in 2007 to 1.8 per cent in 2018. In contrast, Manitoba’s growth showed a smaller decline from 2.6 per cent to 2.0 per cent during the same period.

The government will continue to focus its efforts on maintaining economic growth. The Economic Growth Action Plan is a key pillar in an effort to attract new investments, accelerate skills, grow our talent, and expand our export markets.

10-Year Average Annual Growth in Real GDP: Manitoba and Canada,
2007–2018

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 BOLD AMBITIOUS GOAL TO CREATE 40,000 JOBS OVER THE NEXT FOUR YEARS

To support and incentivise private-sector investment and job creation, the government has put forward an ambitious plan to generate 40,000 jobs over the next four years.

Taking a whole-of-Manitoba approach, economic development policies are informed by contribution and participation from stakeholders involved in growing the economy. Government departments, collaborating with industry, sector associations, regional development offices, municipal governments, non-profit sector and educational institutions are recommending province-wide measures to attract businesses to the province, and to support growth and expansion of local enterprises.

The Economic Development Office is working to create clear pathways for investors and entrepreneurs by putting an emphasis on teamwork, coordination, duplication reduction and red tape reduction (in fact, over 80,000 regulatory requirements have already been eliminated).

With a goal to modernize permitting standards and appeals processes in Manitoba, Manitoba Works is acting on the recommendations from the Review of Planning, Permitting and Zoning.

Strategic Infrastructure, including roads, bridges, flood protection, hospitals, schools, universities and colleges is guaranteed an annual investment of more than $1 billion. Continuing at a sustainable level, Strategic Infrastructure is estimated at $1.8 billion in 2020/21, above the annual commitment.

● Investing $2 billion to develop innovations in patient care and reduce wait times ● Building 20 new schools over the next decade ● Over $107 million for municipal support in 2019/20

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The new Manitoba Mineral Development Fund will advance new mining opportunities and outreach to First Nations for collaborative resource development.

The Climate and Green Plan will invest $25 million in an energy efficiency retrofit program for existing homes and commercial buildings. The goal is to reduce Manitoba greenhouse gas emissions by 135,000 tonnes over three years - the equivalent of 27,000 less cars.

Freeing interprovincial and international trade, Manitoba removed a number of its exceptions under the Canadian Free Trade Agreement. Manitoba is supporting the Canada-European Union Comprehensive Economic and Trade Agreement, and the Comprehensive and Progressive Agreement for Trans-Pacific.

The Manitoba Provincial Nominee Program was renewed to advance with the changing needs of the labour market. The program continues to approve skilled workers and qualified entrepreneurs, but has increased its focus on Manitoba educated and trained international student applications.

Retail Sales Tax rate reduction: The one percentage point cut to the sales tax rate in this budget, coupled with the one percentage point cut introduced in last year’s budget, will save Manitoba households and businesses over $650 million annually.

Indexed Personal Income Tax rates, brackets and basic personal amount: Removing 11,000 taxpayers from the tax rolls and savings increasing annually, starting with $75 million in 2020.

Manitoba eliminated taxes for Small Businesses with income below $500,000, starting in 2019.

Health and Post Secondary Education Tax Levy tax thresholds increased from $1.25 million to

$1.5 million and from $2.5 million to $3.0 million, effective January 1, 2021, saving an estimated 1,000 Manitoba small business owners a total of $8.9 million annually.

A stable economy with competitive incentives is lifting investment in Manitoba. Capital spending in manufacturing reached $1.1 billion in 2019, up from $626 million 2016. Film production increased to a record $270 million for 2018/19.

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MANITOBA ECONOMIC DEVELOPMENTS

Strength in Diversity – Economic Growth, second highest among provinces over the past ten years.

Manitoba GDP By Industry Shares, 2018

Despite the ongoing level of global economic and financial market uncertainty, the province is experiencing a boom in investment in private sector commercial, industrial and residential capital initiatives.

Some of the large and medium scale projects that have been recently completed, ongoing or announced, include:

●	Roquette is constructing the world’s largest pea processing facility. The plant expects to process 125,000 tonnes of peas annually at the facility from 2020 onward. Roquette signed a multi-year pea protein supply agreement with Beyond Meat.

●	Merit Functional Foods, in a joint venture with Burcon NutraScience, is constructing a new pea and canola processing plant, scheduled to be in production by fall 2020. Starting late 2020, the companies will partner with Nestlé to develop and commercialize its plant protein ingredients, with a focus on meat and dairy alternatives.

●	Ubisoft opened a Winnipeg studio to work on AAA games.

●	Paterson GlobalFoods is building a new oat processing facility.

●	There are ongoing upgrades for Koch Fertilizer Canada.

●	The Edible and Infusions Corporation combined with AgraFlora to become one of the largest cannabis edibles manufacturing facilities in North America.

●	Simplot is more than doubling its processing capacity for frozen french fries and farmed potatoes.

●	McCain Foods is upgrading their potato processing plants in Carberry and Portage la Prairie.

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●	The Canadian National Railway is improving the safety and efficiency of their system in Manitoba.

●	Groupe Touchette, the largest Canadian-owned tire distributor, and Freightliner Manitoba, Manitoba’s highest-volume heavy-duty truck dealer, are some of the companies constructing new facilities in Manitoba, set to be complete in early 2020.

●	Birchwood Automot ive Group announced construction of new dealerships in Winnipeg, anticipating completion in 2020. This includes Lexus, Ford and Volkswagen.

●	Construction of Focus Hyundai, a new automotive dealership, is also underway for Winnipeg, and is expected to be complete by spring 2020.

Private Sector Investment in Buildings,
2010-2019

Population

Manitoba has the fifth largest population in Canada at 1,369,465 persons (July 1, 2019), or 3.6 per cent of Canada’s population. Population increased by 1.4 per cent annually over the last five years, third highest in Canada and well above the national average of 1.2 per cent annual growth.

In 2019, population increased by just over 16,000. The increase is above the 10-year average of 15,563 persons per year, and the 20-year average of 10,796 persons per year.

Immigration to Manitoba and Manitoba Share of Canadian Immigration,

1994-2019

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Manitoba’s relatively younger population, with a median age of 37.4 years, is tied for second lowest median age among provinces, and below Canada’s 40.8 years. This bodes well for ongoing supply of labour for the province.

The rate of population growth has eased over the last three years, following the increase in immigration levels. In part, the substantial growth was due to humanitarian actions to take in refugees from Syria, an increase in international students, as well as a relatively stable interprovincial out-migration, and a stable natural rate of increase (births less deaths).

Manitoba Provincial Nominee Program
Nominations by Connection to Manitoba

Connection	Nominations	Share of Total	Approved
Manitoba Graduate	1,923	36.9%	98.6%
Employment In Manitoba	1,481	28.4%	97.6%
Skilled Worker Overseas	789	15.2%	82.5%
Invitation To Apply To MPNP	926	17.8%	98.5%
Business	88	1.7%	46.1%
Total For 2018	5,207	100%	93.8%

Source: Manitoba Provincial Nominee Program

Manitoba has one of the most successful immigration programs, known as the Manitoba Provincial Nominee Program (MPNP).

The renewal of the program builds on the Economic Action Plan by improving economic competitiveness, attracting new investment, fostering a skilled workforce, and encouraging new immigration.

The renewed program has four application streams:

● International Education

● Business Investor

● Skilled Worker in Manitoba

● Skilled Worker Oversees

Within these streams, two new pathways were introduced for international students: the International Student Entrepreneur Pathway and the Graduate Internship Pathway for international student graduates in Manitoba.

These pathways are tapping into a job-ready, growing segment of international students with a Manitoba education and Manitoba work experience.

In 2018, international student enrolment increased by 17 per cent, with 18,725 students from 100 countries. The MPNP nominated 1,923 international graduates for permanent residency. This was 36.9 per cent of total nominations, the largest number in the program’s history.

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Labour Market

Manitoba has the most stable labour market in Canada. It is resilient, absorbing near record numbers of new working age population, while maintaining among the lowest unemployment rates in Canada.

Fluctuations in the market are minimal compared to other provinces. Manitoba’s supply and demand for labour has advanced at a steady 1.0 per cent pace since 1976. The share of full-time workers has consistently remained in a very narrow range, averaging 80.5 per cent in the past two decades.

Manitoba had the third lowest unemployment rate in 2019 at 5.3 per cent, an improvement from 6.0 per cent in 2018 and below the Canadian average of 5.7 per cent.

Manitoba Private Sector Jobs,

2015-2019

Job creation has been on a steady climb since 2016, increasing by 19,800 workers.

Last year, employment increased by 5,700 workers to a record 654,500 workers, a 0.9 per cent increase from 2018.

Private sector employment represented almost all of the gains last year, increasing by 5,100 jobs, while public sector jobs increased by 600.

Additionally, full-time employment rose by 4,900 jobs, while part-time employment increased by 800 jobs.

Manitoba Employment Level, Monthly at 12-Month Average,

Dec 2015-Dec 2019

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Compensation of employees (labour income) is closely edging up to $40 billion in Manitoba, currently estimated at $37 billion. Labour income has increased by 3.0 per cent in 2019, after gaining 3.1 per cent and 4.5 per cent in 2018 and 2017, respectively.

Manufacturing is leading the growth at 9.1 per cent, followed by construction (6.0 per cent), agriculture (5.8 per cent), utilities (5.7 per cent), transportation and storage (5.6 per cent), and mining, oil and gas (5.5 per cent).

Capital Spending in Manitoba from Various Sources

Investment in Building Construction

Investment in building construction is the total value of capital spending on residential and non-residential properties by households, businesses and from all levels of government. It excludes land values and expenditure on engineering work (roads, bridges, railway tracks, dams, power lines and pipelines, among other engineering classifications).

This type of spending has broad implications on the overall growth of the economy, since it relies on goods and services from a number of other Manitoba industries, particularly construction, manufacturing, finance, insurance and real estate. Once the construction phase is complete, it adds to or revitalises the stock of long-term income generating properties.

Supported by solid growth in population and business confidence, overall spending on properties continues to set records in Manitoba.

Total investment in buildings increased to a record $6.1 billion in 2019, up 6.9 per cent over 2018. Since 2016, spending on building construction increased by over $1 billion in Manitoba.

Investment in Non-Residential Buildings

Investment spending on non-residential structures increased by 11.3 per cent in 2019, to a record $2.1 billion, a substantial gain from 6.7 per cent in 2018 and 0.4 per cent in 2017.

Investment in commercial buildings increased by 15.0 per cent, a $165 million jump from 2018. This was primarily driven by a 69.4 per cent increase in spending on hotels and restaurants, up almost $82 million. Spending on warehouses increased by 68.8 per cent, up $72 million from 2018.

Investment on industrial buildings increased by 5.9 per cent, up $27 million. Spending on factories increased by 49.2 per cent, up $44 million. Investment on mining and agriculture-related buildings increased by 26.9 per cent, up $21 million.

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Total Investment in Non-Residential Building, Monthly at 12-Month Total,

Dec 2016-Dec 2019

Total spending on institutional and governmental buildings increased by 2.3 per cent, up $8 million. Spending on public housing is up $23.3 million, while spending on public schools is up $4.4 million.

Investment in Residential Buildings

Investment in residential buildings rose to just under $4 billion in 2019, increasing by 4.6 per cent to a new record and up by $175 million from last year.

Investment in residential properties is lifted by spending on multiple units (8.9 per cent) and single-detached units (0.6 per cent). Multiples are primarily driven by doubles (62.5 per cent) and apartments (7.2 per cent).

In 2019, the province added 6,946 housing units, 2,740 single-detached units and 4,206 multiple units. Overall, the number of housing units being added remain historically high for the province.

Total Investment in Residential Building, Monthly at 12-Month Total,

Dec 2016–Dec 2019

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Housing fundamentals are sound for this sector. According to Canada Mortgage and Housing Corporation, the province will continue to add new housing units at a similar pace to 2019, around 6,750 units in both 2020 and 2021.

Manitoba housing prices remain competitive nationally. In Winnipeg, the average price of a single-detached unit was $324,122 in 2019, compared to $321,945 in 2018. The average condominium was $238,916 in 2019, compared to $238,008 in 2018. Outside Winnipeg, single-detached unit price declined to $305,035 in 2019, from $308,320 in 2018.

Public and Private Capital Investment in Structures, Equipment, Repairs and Renovations by Industry

The annual Capital and Repair Expenditures Survey (CAPEX) collects data on capital and repair expenditures in Canada. According to the February 2020 release, Manitoba expects a decrease of 7.3 per cent in total capital spending in 2020, following a 3.4 per cent gain in 2019.

●	Private sector capital investment increased by 27 per cent in the last two years, second-highest among provinces.
●	Capital investment in manufacturing increased by 54 per cent in 2019, highest among provinces.
●	Capital investment in finance and insurance industry increased by 52 per cent in 2018, highest among provinces.
●	Capital investment in mining, oil and gas increased by 71 per cent, since 2016, highest among province.
●	Capital investment in transportation and warehousing increased by 48 per cent in 2018, second-highest among provinces.

According to Statistics Canada, the manufacturing sector spent a record $1.1 billion in 2019 on building construction and machinery and equipment, a 54.0 per cent increase over 2018. The national agency is expecting manufacturing capital spending to continue exceeding $1.0 billion in 2020.

In 2020, capital investment in Manitoba is expected to increase in accommodation and food services (45.0 per cent), real estate and leasing (23.9 per cent), health care and social assistance (9.5 per cent), information and cultural (8.0 per cent), mining and oil and gas extraction (7.6 per cent), finance and insurance (6.9 per cent), and construction (6.8 per cent).

Capital Investment in Manufacturing,

2013–2019

Capital investment in Manitoba is expected to decrease in transportation and warehousing (22.0 per cent), utilities (15.6 per cent), manufacturing (11.3 per cent), administration and support, and waste management (9.0 per cent), retail trade (8.5 per cent), education services (8.3 per cent), agriculture and forestry (2.5 per cent), public administration (1.5 per cent), and arts and recreation (0.5 per cent).

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Capital spending on machinery and equipment is expected to increase by 4.1 per cent in 2020, third highest among provinces. Industries leading spending on machinery and equipment include mining, quarrying and oil and gas extraction (213.8 per cent), public administration (18.0 per cent), and transportation and warehousing (9.7 per cent).

Mining, quarrying, and oil and gas extraction capital expenditure increased 14.0 per cent and exceeded $698 million in 2019, and expects to exceed $751 million in 2020. Capital expenditure for mining and quarrying alone recorded about $275 million in 2019, and expected to exceed $310 million in 2020.

Manitoba’s wholesale capital spending, construction, machinery and equipment expects over $312 million in 2020.

Capital Investment in Mining and Oil Industry,

2013–2019

Sales Receipts from Industry Sources

Manufacturing Sales

Manufacturing is Manitoba’s largest industrial sector, accounting for 9.7 per cent of total economic production in 2018. Some of the larger manufacturing industries include food products, transportation equipment, chemical products, and machinery and equipment. The sector contributes 9.8 per cent of total employment and 10.9 per cent of total wages and salaries in Manitoba.

Manufacturing sales were $19.4 billion in 2019. Sales were very stable after a strong pick-up in 2017 and 2018.

Reflecting diversity in the industry, sales from manufacturing industries moderated to a near even split between increases and decreases, and resulted in 0.1 per cent increase in 2019.

Manitoba manufacturing sales increased in four of ten subsectors, with notable increases coming from fabricated metals (10.3 per cent), transportation equipment (7.9 per cent), and printing (7.7 per cent). Sales decreased in electrical products (14.1 per cent), primary metals (9.2 per cent), machinery and equipment (6.2 per cent), and furniture (3.8 per cent).

Manufacturing is diversified, producing a wide range of consumer and industrial goods, with annual sales over $19 billion in 2019.

Manufacturing is diversified, producing a wide range of consumer and industrial goods, with annual sales over $19 billion in 2019.

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Retail and Wholesale Trade

Retail trade employed nearly 70,000 workers in 2019, an annual increase of 1.0 per cent, accounting for about 10.7 per cent of all employees in Manitoba. Retail sales are increasing at a moderate pace to just over $21 billion in 2019 (annual total in November).

Retail sales in Manitoba increased 1.2 per cent in 2019, after a 2.9 per cent increase in 2018. Similar to the national situation, a decline in automobile sales tempered retail sales in 2019.

Sales were primarily lifted by increases in health and personal care (14.9 per cent), gasoline (7.4 per cent), miscellaneous (7.0 per cent), building material and garden equipment (5.4 per cent). Retail sales decreased in electronics and appliances (29.1 per cent), motor vehicle and parts (4.5 per cent), and furniture (1.5 per cent).

Manitoba wholesale merchants employed around 18,500 workers in 2019, or about 2.8 per cent of Manitoba’s total employees. Weekly earnings in wholesale averaged $1,155 per week in 2019, which is 21.2 per cent higher than the overall industrial average of $953 per week. Wholesale trade sales are just over $19 billion in 2019 (annual total in November).

Total wholesale sales decreased 2.3 per cent in 2019. The decline is mostly due to a 13.0 per cent drop in shipments of agricultural supplies, which include agricultural seeds, fertilizers, herbicides and pesticides, and animal feed.

Wholesale sales increased in food, beverage and tobacco (6.3 per cent), motor vehicle and parts (2.6 per cent), farm products (0.6 per cent), and machinery, equipment and supplies (0.4 per cent). Wholesale sales decreased in miscellaneous (15.3 per cent), building material and supplies (1.5 per cent), and personal and household goods (0.8 per cent).

 Over 70,000 employed in Manitoba’s retail industry, the largest employer in commercial services sector. Over $21 billion in sales in 2019.

Over 70,000 employed in Manitoba’s retail industry, the largest employer in commercial services sector. Over $21 billion in sales in 2019.

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Agriculture Receipts and Production

Agriculture represents 3.7 per cent of Manitoba’s real GDP, and food and beverage processing adds another 2.3 per cent. Given the scale of the sector, crops, livestock and processed food products account for almost 37.0 per cent of international merchandise exports.

Manitoba farm cash receipts were estimated at $6.6 billion for the year ending in the third quarter of 2019. Crops represent 61.0 per cent of total receipts, or $4 billion, and livestock represents 36.0 per cent, or $2.3 billion. The remaining 3.0 per cent were from direct payments ($212 million). Manufacturing sales from food and beverage processing are at $4.9 billion for the year ending in November 2019.

The 2019 crop season was challenging. Many growing regions experienced a cool start, extremely dry mid-season and record rainfall at harvest. Due to the wet conditions, a portion of the crop was left on the fields and a lot more dryers had to be used for the harvested crops.

Compared to the 2018 harvest, production declined for soybeans (35.2 per cent), canola (7.9 per cent) and corn for grain (1.2 per cent).

Production increased for rye (89.6 per cent), flaxseed (70.9 per cent), peas (56.3 per cent), sunflower (12.9 per cent), barley (5.6 per cent), wheat (3.4 per cent) and oats (0.7 per cent). In perspective, wheat harvest was a record, canola harvest was the third largest (2018 was the largest) and soybean harvest was the fifth largest.

Primarily lowered by canola and soybeans sales, crop receipts are down 5.0 per cent for the year ending in the third quarter of 2019. Receipts from livestock and dairy products increased by 4.4 per cent over the same period. Adding sales from Manitoba Dairy Ingredients and Parmalat processing plants, receipts from dairy products are up 7.1 per cent through the third quarter of 2019, following a 7.3 per cent rise in 2018 and a 10.9 per cent rise in 2017.

Total Farm Cash Receipts, Quarterly at Annual Total,

2016-2019

Crop and livestock agri-businesses have strong ties to Manitoba’s food manufacturing, transportation and warehousing, retail and wholesale trade, as well as finance, insurance and real estate sectors.

Crop and livestock agri-businesses have strong ties to Manitoba’s food manufacturing, transportation and warehousing, retail and wholesale trade, as well as finance, insurance and real estate sectors.

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Mining and Oil Production

Mining and petroleum is the third largest primary resource industry in Manitoba. In 2018, the sector produced 37.7 per cent of Canada’s zinc, 12.7 per cent of Canada’s silver, and 10.1 per cent of Canada’s nickel.

Market conditions have not been favourable for the sector in recent years. Global demand conditions are weak. As a result, commodity prices remain low. Prices for zinc, crude oil and copper declined by 12.8 per cent, 12.5 per cent, and 8.1 per cent, respectively in 2019.

The quantity of Manitoba’s metallic mining production in the first nine months of 2019, increased for zinc (11.7 per cent), while declining for copper (30.4 per cent), gold (15.9 per cent), and nickel (14.3 per cent).

Despite the malaise in the base metal market, capital expenditure for mining, quarrying, and oil and gas extraction sector increased by 29.4 per cent in 2019, to $797 million, the highest since 2014.

In June 2019, the Manitoba government announced plans to establish a committee on mining and exploration to move forward on the goals of the province’s Economic Growth Action Plan. The Manitoba Liaison Committee on Mining and Exploration will help manage mineral resources.

Capital investment in mining, oil and gas increased by 71 per cent since 2016, highest among provinces.

Capital investment in mining, oil and gas increased by 71 per cent since 2016, highest among provinces.

The committee’s priority is to further attract business and investment in the sector, improve sustainability and reconciliation, and increase economic competitiveness and prosperity of northern Manitoba, while considering the mining industry’s relationship with Indigenous and northern communities.

Similarly, the Manitoba government, in October 2019, established a new fund to help mineral and economic development initiatives in the north and throughout the province. Manitoba is providing $20 million to establish the Manitoba Mineral Development Fund (MMDF). The MMDF will help the province to capitalize on existing mineral potential and opportunities within the north and across Manitoba.

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International Merchandise Trade

International trade and international trade agreements play an important role in the economic development of the province. Global trade represents around 25 per cent of expenditures in the Manitoba economy. Exposure to global trade increased after Canada signed the original North American Free Trade Agreement and after the World Trade Organization (WTO) included China. This expanded the market for Manitoba business.

In the years following the Great Recession, the share of global sales has declined. Higher tariffs, ban on imports, and low resource prices affected Manitoba sales.

Global trade challenges are dampening Manitoba’s international trade, slowing it to 2.1 per cent growth in 2019, down from a 11.6 per cent in 2018.

The suspension of Canadian canola seed imports into China prompted a 57 per cent reduction in export sales to China, the largest percent reduction among provinces and down from $1.2 billion in 2018 to $524 million in 2019.

This reduction in export sales is offset by a 9.6 per cent increase in sales to the U.S., and a 0.6 per cent increase in sales to other countries.

The recently signed international trade agreements that eliminate or reduce tariffs with Europe (Canada- European Union Comprehensive Economic and Trade Agreement) and Asia-Pacific (Comprehensive and Progressive Agreement for Trans-Pacific), is expected to gain traction as demand conditions improve.

International Merchanside Exports to U.S.,

2010-2019

International Merchanside Exports to China,

2010–2019

Manitoba continues to lead work to fully implement the Canadian Free Trade Agreement and is taking on supporting internal and international trade. There are encouraging signs on the Canada-European Union Comprehensive Economic and Trade Agreement, and the Comprehensive and Progressive Agreement for Trans-Pacific.

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INTERNATIONAL ECONOMIC DEVELOPMENTS

Global economic growth is under pressure from significant trade restrictions, geopolitical tensions, commodity price dynamics, interest rate policies of major economies, and uncertainties related to public health and climate change events that can disrupt the movement of people and trade.

Trade-restrictive measures are by far having the largest financial impact. According to the WTO, G20 economies implemented 28 new restrictive measures in the form of tariff increases, import bans, and stricter customs procedures for imports in 2019 (mid-May to mid-October 2019), at an estimated value of U.S. $460 billion. The cumulative impact of G20 measures from 2009 to 2018 is estimated at U.S. $1.3 trillion.

To varying extents, these developments are affecting all economies by slowing manufacturing activity and dampening investment spending. Low commodity prices are in particular affecting resource-producing economies, like Canada.

Several central banks have reverted to easing credit conditions to spur economic growth. Since 2018, the U.S. reduced interest rates by 1.25 per cent, and Canada reduced rates by 0.50 per cent.

These developments have prompted downward revisions to the near-term outlook. In January, the International Monetary Fund (IMF) lowered its 2019 growth estimate to 2.9 per cent, the slowest since the Great Recession.

There are signs of the global economic slowdown bottoming out and the IMF expects global growth to lift to 3.3 per cent in 2020 and 3.4 per cent in 2021, driven by Asian, Middle Eastern and Sub-Saharan African economies.

The U.S. economy maintained momentum in 2019, following fiscal stimulus-fueled measures in 2018. Advance GDP estimates show U.S. real GDP growth at 2.3 per cent in 2019, down from 2.9 per cent in 2018.

The largest contribution to U.S. growth was from consumer spending, followed by capital spending on intellectual property products and equipment. U.S. growth is projected to moderate to 2.1 per cent in 2020, as the momentum from stimulus programs fade, including the Tax Cuts and Jobs Act of 2017.

World Real GDP Growth,

2010–2021f

U.S. Real GDP Growth,

2010–2021f

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The slowdown in China continued into 2019 as the country tackles several major challenges, including its tariff war with the U.S., high levels of debt and weak external demand.

After posting 6.6 per cent real GDP growth in 2018, growth is projected to slow to 6.1 per cent in 2019, and 5.8 per cent in 2020. The outbreak of the Novel Coronavirus could also materially impact growth in 2020, with implications for the global economy, given the highly integrated nature of international supply chains of goods and services.

CANADIAN ECONOMIC DEVELOPMENTS

Affected by global developments, Canadian economic growth slowed from 3.2 per cent growth in 2017 and 2.0 per cent growth in 2018, to 1.6 per cent in 2019.

The slowdown is attributable to soft consumer spending, despite strong employment growth and earnings growth. Driven by a decline in automobile sales, retail sales were up by only 1.5 per cent in 2019, the slowest pace since the 2.9 per cent contraction in 2009.

Canadian employment rose by 2.1 per cent in 2019, the quickest since 2007 and roughly double the recent five-year average. The unemployment rate fell to 5.7 per cent, the lowest in 43 years. Average weekly earnings increased by 2.7 per cent, the strongest growth since 2010, and above the most recent five-year average increase of 1.7 per cent.

Stricter mortgage lending rules, coupled with higher interest rates, tempered growth in residential property values in the large urban markets and slowed new construction activity. Canadian housing starts declined by 2.0 per cent in 2019 and by 3.1 per cent in 2018.

Manitoba Finance Survey of Economic Forecasts indicates a 1.6 per cent growth in Canadian real GDP in 2019, and projects 1.7 per cent growth in 2020, and 1.8 per cent growth in 2021. Nominal GDP growth was 3.6 per cent in 2019, and is projected to be 3.6 per cent in 2020, increasing to 3.7 per cent in 2021.

China Real GDP Growth,

2010–2021f

Canada Real GDP Growth,

2010–2021f

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MANITOBA ECONOMIC STATISTICS,
2015–2019	2015	2016	2017	2018	2019
	(Millions of Dollars unless noted)
POPULATION
July 1st estimates (in thousands)	1,292.2	1,314.1	1,335.0	1,353.4	1,369.5
GROSS DOMESTIC PRODUCT[1]
Nominal (MBS)	65,944	67,298	71,122	72,687	74,872
Real (chained 2012 dollars) (MBS)	63,627	64,549	66,575	67,431	68,151
INVESTMENT
Residential Construction (s.a.)	3,264	3,195	3,659	3,780	3,919
Housing Starts All Areas (Units)	5,501	5,318	7,501	7,376	6,946
Building Permits (s.a.)	2,313	2,626	2,986	2,974	3,402
Non-Res. Building Construction (s.a.)	1,735	1,773	1,780	1,899	2,112
Total Capital and Repair Investment ²	9,493	8,862	9,140	9,392	9,712
Private Capital Investment ²	4,892	4,154	4,385	5,169	5,580
Public Capital Investment ²	4,600	4,708	4,755	4,223	4,132
SECTORS
Manufacturing (s.a.)	17,718	17,652	18,819	19,367	19,393
Retail Trade (s.a.)	18,210	18,891	20,362	20,952	21,201
Wholesale Trade (s.a.)	17,205	17,814	18,956	19,280	18,835
Farm Cash Receipts	5,829	5,963	6,692	6,626	6,526	*
Crops	3,201	3,622	4,277	4,199	3,930	*
Livestock	2,323	2,119	2,233	2,247	2,378	*
Direct Payments	305	222	178	180	236	*
Mining and Petroleum	2,239	2,168	2,526	2,526	n/a
FOREIGN MERCHANDISE EXPORTS
Total	13,752	13,451	13,886	15,501	15,820
USA	9,528	9,144	8,957	10,942	11,994
Non-USA	4,224	4,307	4,928	4,559	3,825
LABOUR MARKET
Labour Force (000s)	674.1	674.9	680.9	688.8	690.0
Employment (000s)	636.2	633.6	644.1	647.7	653.4
Participation Rate (%)	68.3	67.6	67.2	67.2	66.5
Unemployment Rate (%)	5.6	6.1	5.4	6.0	5.3
Youth Unemployment Rate (%)	11.4	13.2	11.7	11.8	11.0
Average Weekly Earnings ($)	880.2	888.9	911.0	936.7	954.9
Compensation of Employees ($M)	33,098	33,443	34,947	36,017	37,114
CONSUMER PRICE INDEX
(2002 = 100)	126.8	128.4	130.5	133.8	136.8

(s.a.) - Seasonally adjusted

* Year-to-date growth rate

¹ Manitoba Bureau of Statistics

² 2019 is based on Statistics Canada’s Capital and Repair Expenditure Survey (CAPEX)

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2015	2016	2017	2018	2019
(Annual Percentage Change)
					POPULATION
1.0	1.7	1.6	1.4	1.2	July 1st estimates
					GROSS DOMESTIC PRODUCT[1]
2.5	2.1	5.7	2.2	3.0	Nominal (MBS)
1.2	1.4	3.1	1.3	1.1	Real (chained 2012 dollars) (MBS)
					INVESTMENT
1.6	(2.1)	14.5	3.3	3.7	Residential Construction (s.a.)
(11.6)	(3.3)	41.0	(1.7)	(5.8)	Housing Starts All Areas (Units)
(17.9)	13.5	13.7	(0.4)	14.4	Building Permits (s.a.)
(0.2)	2.2	0.4	6.7	11.2	Non-Res. Building Construction (s.a.)
10.0	(6.6)	3.1	2.8	(3.4)	Total Capital and Repair Investment ²
(11.6)	(15.1)	5.5	17.9	8.0	Private Capital Investment ²
48.6	2.3	1.0	(11.2)	(2.2)	Public Capital Investment ²
					SECTORS
0.0	(0.4)	6.6	2.9	0.1	Manufacturing (s.a.)
1.3	3.7	7.8	2.9	1.2	Retail Trade (s.a.)
1.1	3.5	6.4	1.7	(2.3)	Wholesale Trade (s.a.)
(2.5)	2.3	12.2	(1.0)	(1.5)*	Farm Cash Receipts
(2.3)	13.2	18.1	(1.8)	(6.4)*	Crops
(6.0)	(8.8)	5.4	0.6	5.8 *	Livestock
31.7	(27.2)	(19.7)	0.8	31.3 *	Direct Payments
(27.7)	(3.2)	16.5	0.0	n/a	Mining and Petroleum
					FOREIGN MERCHANDISE EXPORTS
2.2	(2.2)	3.2	11.6	2.1	Total
4.8	(4.0)	(2.0)	22.2	9.6	USA
(3.1)	2.0	14.4	(7.5)	(16.1)	Non-USA
					LABOUR MARKET
1.8	0.1	0.9	1.2	0.2	Labour Force
1.5	(0.4)	1.7	0.6	0.9	Employment
2.0	1.0	2.5	2.8	1.9	Average Weekly Earnings
4.2	1.0	4.5	3.1	3.0	Compensation of Employees
					CONSUMER PRICE INDEX
1.2	1.3	1.6	2.5	2.2	(2002 = 100)

(s.a.) - Seasonally adjusted

* Year-to-date growth rate

¹ Manitoba Bureau of Statistics

² 2019 is based on Statistics Canada’s Capital and Repair Expenditure Survey (CAPEX)

TAX AND FEE MEASURES

TAX AND FEE MEASURES

FISCAL SUMMARY OF MEASURES	43

RETAIL SALES TAX MEASURES	44

CLIMATE AND GREEN MEASURES	45

FEE MEASURES	47

HEALTH MEASURE	47

BUSINESS MEASURES	48

TAX CREDITS EXTENSIONS	49

ADMINISTRATIVE AND TECHNICAL TAX MEASURES	49

$2,020 TAX ROLLBACK GUARANTEE	50

CONTACTS FOR FURTHER INFORMATION	51

INTERPROVINCIAL COMPARISON OF 2020 TAX RATES	52

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FISCAL SUMMARY OF MEASURES

	2020/21	Full Year
	(Millions of Dollars)
Retail Sales Tax Measures
Rate - reduced	-243.0	-326.0
Exemption for Preparing Personal Income Tax Returns - introduced	-4.5	-5.5
	-247.5	-331.5
Climate and Green Measures
Green Levy - introduced	218.0	284.0
Sales Tax Not Applicable to Green Levy - introduced	-3.6	-4.8
	214.4	279.2
Fee Measures
Vehicle Registration Fees - reduced	-11.0	-15.0
Probate Fees - eliminated	-7.8	-7.8
	-18.8	-22.8
Health Measure
Tobacco Tax - increased	2.3	3.0

Business Measures
Health and Post-Secondary Education Tax Levy - increased thresholds	-2.2	-8.9
Film and Video Production Tax Credit - enhanced	-5.3	-6.3
Child Care Centre Development Tax Credit - increased spaces	-1.0	-1.0
Manufacturing Investment Tax Credit - adjusted	3.5	5.0
	-5.0	-11.2
Tax Credit Extensions
Manufacturing Investment Tax Credit	-	-
Mineral Exploration Tax Credit	-	-
Cultural Industries Printing Tax Credit	-	-
Community Enterprise Development Tax Credit	-	-
	-	-

Total Fiscal Impact	-54.6	-83.3

Note: A negative amount is a cost to government and a benefit to taxpayers.

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RETAIL SALES TAX MEASURES

Retail Sales Tax Rate

2020/21 fiscal impact: -$243.0 million

The general retail sales tax rate will decrease from seven per cent to six per cent, effective July 1, 2020.

The estimated full-year savings to Manitobans and businesses is $326 million (2021/22), approximately $176 million of which is for households and $134 million for the business sector. The remaining savings are estimated to benefit the three levels of government.

This retail sales tax rate reduction, along with the 2019 tax rate reduction, represents a 25 per cent decrease (eight per cent to six per cent) and will benefit all taxpayers.

With the decrease, Manitoba’s retail sales tax rate will be tied with Saskatchewan for the second lowest rate in Canada (or tied for lowest among sales tax provinces, excluding Alberta), as follows:

Interprovincial Comparison of Sales Tax Rates

Province	Type	GST (%)	PST (%)	Total Tax Rate (%)
Alberta	GST	5	-	5
Manitoba (as of July 1, 2020)	GST + PST	5	6	11
Saskatchewan	GST + PST	5	6	11
British Columbia	GST + PST	5	7	12
Ontario	HST	5	8	13
Quebec	GST + QST	5	9.975	14.975
New Brunswick	HST	5	10	15
Newfoundland and Labrador	HST	5	10	15
Nova Scotia	HST	5	10	15
Prince Edward Island	HST	5	10	15

GST – Goods and Services Tax, HST – Harmonized Sales Tax, PST – Provincial Sales Tax, QST – Quebec Sales Tax

The following retail sales tax rates will also decrease, effective July 1, 2020:

•	The rate on electricity used by qualifying manufacturing, mining and oil well operators will decrease from 1.4 per cent to 1.2 per cent.

•	The rate on mixed uses of electricity and natural gas used for home heating, heating and cooling of farm buildings, and operating farm grain dryers, will decrease from 1.4 per cent to 1.2 per cent.

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•	The rate on mobile home, modular and ready-to-move homes will decrease from 4 per cent to 3.5 per cent.

•	The prorated vehicle tax rates for commercial trucking will be adjusted for the lower general retail sales tax rate of 6 per cent.

Amendments passed in 2016 under The Fiscal Responsibility and Taxpayer Protection Act ensure that the retail sales tax rate cannot be increased without a public referendum.

For more information, please contact Location D, page 51.

Retail Sales Tax Exemption for Preparing Personal Income Tax Returns

2020/21 fiscal impact: -$4.5 million

The preparation of personal income tax returns will be exempted from retail sales tax effective October 1, 2020, as was committed to under the Manitoba Government’s $2,020 Tax Rollback Guarantee. This ensures the preparation of personal income tax returns for the 2020 taxation year will be exempted from retail sales tax.

For more information, please contact Location D, page 51.

CLIMATE AND GREEN MEASURES

Green Levy

2020/21 fiscal impact: +$218 million

Manitoba will introduce a green levy at a flat rate of $25 per tonne of carbon dioxide equivalent (tCO2e) emissions, effective July 1, 2020. It will apply to gas, liquid, and solid fuel products intended for combustion (referred to as fuels). The green levy is estimated to generate $218 million in revenue in 2020/21, or $284 million on a full year basis in 2021/22.

The table provides the green levy rates for the main types of fuel consumed in Manitoba.

The existing rules for the proration of fuel-use charges to a jurisdiction for railway companies and commercial trucking under the International Fuel Tax Agreement will also apply to the green levy in Manitoba.

Certain fuel uses will not be subject to the green levy. Exemptions are provided to protect Manitoba sectors and industries that are trade-exposed to jurisdictions which do not have a comparable carbon price, to protect Manitoba’s agricultural sector, and to apply the green levy only on emissions occurring in Manitoba. In addition to these fossil fuel exemptions, other emissions, including from agricultural processes, as well as from landfills and other sources, will also be exempted. An overview of the main exemptions is outlined below, and will result in savings to these industries of approximately $33 million per year.

Fuel Type	Green Levy Rate Per Unit
Gasoline	5.30 ¢/L
Diesel	6.74 ¢/L
Natural Gas	4.74 ¢/m3
Propane	3.87 ¢/L

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Agricultural process emissions: All agricultural process-related emissions are exempted from the green levy (e.g., emissions from soil and animals).

Marked fuels: All marked fuels, including marked gasoline and marked diesel, will be exempted from the green levy. It’s estimated that 90 per cent of marked fuels in Manitoba are consumed in the agricultural sector, with the remainder consumed by the fishing, forestry, mining and other sectors. Exempting all eligible marked fuel uses from the levy will ease the compliance requirement on fuel providers and users.

Output-Based Pricing System (OBPS) Entities: The OBPS will apply to entities emitting at least 50,000 tCO2e per year, with smaller emitters able to opt-in upon review and approval by the government.

The green levy on transportation fuels will be collected and remitted to the province through the existing fuel tax system. The green levy on natural gas will be collected by Manitoba Hydro. Green levies on other carbon-intensive fuels will be required to be collected and remitted by the purchaser to the province.

Additional administrative guidance will be made available on the collection of the green levy. For more information, please contact Location D, page 51.

Retail Sales Tax Not Applicable to Green Levy

2020/21 fiscal impact: -$3.6 million

The green levy on natural gas and coal will be exempted from retail sales tax. A similar exemption is not required for gasoline, diesel and propane as they are not subject to retail sales tax.

For more information, please contact Location D, page 51.

Fiscal Impact of the Retail Sales Tax Rate Reduction and the Green Levy

The fiscal impact of the retail sales tax rate reduction will more than offset the revenues from the implementation of the made-in-Manitoba green levy, as follows:

	2020/21	2021/22	2022/23	2023/24
Green Levy - July 1, 2020	$218M	$284M	$278M	$271M
Sales Tax Rate Cut to 6% - July 1, 2020	$(243)M	$(326)M	$(337)M	$(346)M
Fiscal impact	$(25)M	$(42)M	$(59)M	$(75)M

Note:

•	A negative amount is a cost to government and a benefit to taxpayers.

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FEE MEASURES

Reduction in Vehicle Registration Fees

2020/21 fiscal impact: -$11.0 million

Vehicle registration fees will be reduced by 10 per cent, starting with renewals after June 30, 2020. This measure is the first step in the government’s commitment to roll back the increase to vehicle registration fees by 30 per cent by 2023. The vehicle registration fee reduction applies to non-commercial vehicles, including passenger vehicles, trucks, trailers, motorcycles/mopeds, and off-road vehicles.

For more information, please contact Location H, page 51.

Elimination of Probate Fees

2020/21 fiscal impact: -$7.8 million

When an estate of a deceased person requires probating, probate fees are payable on the value of that person’s estate. The current probate fee is $70 on the first $10,000 value of the estate and then $7 per $1,000 or portion of a $1,000 thereafter. Beginning on July 1, 2020, applications made to the Court of Queen’s Bench for the probate of an estate of a deceased person will no longer require the payment of any probate fees.

Manitoba will be the first western province to eliminate probate fees, as was committed to under the Manitoba Government’s $2,020 Tax Rollback Guarantee.

For more information, please contact Location G, page 51.

HEALTH MEASURE

Tobacco Tax

2020/21 fiscal impact: +$2.3 million

The following tobacco tax rates will change, effective July 1, 2020:

•   cigarettes from 30.0¢ to 30.5¢ each

•   fine cut tobacco from 45.5¢ to 46.0¢ per gram

•   raw leaf tobacco from 27.5¢ to 28.0¢ per gram

•   other tobacco products from 29.0¢ to 29.5¢ per gram

This increase ensures the total retail price of tobacco will remain approximately the same once the sales tax rate decreases to six per cent on July 1, 2020.

For more information, please contact Location D, page 51.

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BUSINESS MEASURES

Health and Post-Secondary Education Tax Levy

2020/21 fiscal impact: -$2.2 million

Effective January 1, 2021, the exemption threshold is raised from $1.25 million to $1.5 million of annual remuneration. In addition, the threshold below which employers pay a reduced rate is raised from $2.5 million to

$3.0 million.

The new higher thresholds will benefit approximately 1,000 Manitoba employers, including exempting approximately 220 Manitoba employers.

For more information, please contact Location D, page 51.

Film and Video Production Tax Credit

2020/21 fiscal impact: -$5.3 million

Effective for principal photography that begins after May 31, 2020, a new Manitoba Production Company Bonus of eight per cent is added to the 30 per cent cost-of-production credit under the Film and Video Production Tax Credit, increasing the total cost-of-production credit up to 38 per cent. This enhanced cost-of-production credit is intended to encourage more pre- and post-production film and video activity in Manitoba.

The Film and Video Production Tax Credit is a refundable corporation income tax credit designed to promote the growth of the Manitoba film and video production industry. The tax credit is available for qualifying producers of eligible Manitoba productions and co-productions. Eligible Manitoba productions and co-productions may choose the cost-of-salaries credit (of up to 65 per cent of eligible salaries) or the cost-of-production credit of up to 38 per cent (up from 30 per cent) of eligible expenses.

The Film and Video Production Tax Credit was made permanent in Budget 2019.

For more information, please contact Location E, page 51.

Child Care Centre Development Tax Credit

2020/21 fiscal impact: -$1.0 million

Effective after budget day, the existing child care spaces limit is increased by 474 spaces, from 208 to 682 spaces, to support growing interest in work place child care. In addition, the maximum daily amount that can be charged is eliminated, allowing eligible corporations to partner with for-profit child care centres and permit non-profit child care centres developed under the tax credit, to establish parent fees that support their business.

This refundable corporation income tax credit stimulates the creation of licensed child care centres in work places. The tax credit is available for private corporations not primarily engaged in child care services that create new child care centres, for a total benefit of $10,000 per new infant or preschool space created, claimable over five years.

For more information, please contact Location F, page 51.

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Manufacturing Investment Tax Credit

2020/21 fiscal impact: +$3.5 million

Effective for qualifying property acquired and available for use after June 30, 2020, the refundable portion of the Manufacturing Investment Tax Credit is reduced from seven per cent to six per cent, to align with the sales tax rate reduction. The one per cent non-refundable portion is not impacted by this change.

For more information, please contact Location B, page 51.

TAX CREDITS EXTENSIONS

The Manufacturing Investment Tax Credit, scheduled to expire on December 31, 2020, is made permanent. This credit supports businesses by providing a seven per cent tax credit (six per cent refundable and a one per cent non-refundable) that acquire qualified plant, machinery and equipment for use in manufacturing or processing in Manitoba.

For more information, please contact Location B, page 51.

The Mineral Exploration Tax Credit, scheduled to expire on December 31, 2020, is extended for three years to December 31, 2023. This credit supports Manitobans who invest in flow-through shares of qualifying mineral exploration companies engaged in mineral operations in Manitoba and is equal to 30 per cent of investments in flow-through shares.

For more information, please contact Location B, page 51.

The Cultural Industries Printing Tax Credit, scheduled to expire on December 31, 2020, is extended for one year to December 31, 2021. This tax credit promotes the growth of Manitoba’s printing industry, with a 35 per cent refundable credit on salary and wages paid to Manitoba employees.

For more information, please contact Location E, page 51.

The Community Enterprise Development Tax Credit, scheduled to expire on December 31, 2020, is extended for one year to December 31, 2021. This program supports Manitoba-resident investors to invest in business opportunities in their communities and assist community-based enterprise development projects to raise local equity capital by providing a 45 per cent refundable tax credit on eligible shares.

For more information, please contact Location C, page 51.

ADMINISTRATIVE AND TECHNICAL TAX MEASURES

The Tax Administration and Miscellaneous Taxes Act

•	Enabling the Independent Tax Appeals Commission to hear land transfer tax notice of objections and protests.

•	Enhancing enforcement and administration measures.

For more information, please contact Location A, page 51.

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The Income Tax Act (Manitoba)

Registration of Tax Rebate Discounters

Effective for the 2020 taxation year, the requirement to register with the Province of Manitoba as a tax rebate discounter and the associated registration fee are eliminated. Manitoba was the only province that registered tax rebate discounters. Manitoba discounters will be required to register with the Canada Revenue Agency, consistent with other provinces.

The Primary Caregiver Tax Credit provisions will be amended to require a renewal every three years. For more information, please contact Location B, page 51.

The Optometry Act

Amendments will be made to allow optometrists to provide their professional services through a professional corporation.

$2,020 TAX ROLLBACK GUARANTEE

The $2,020 Tax Rollback Guarantee announced in 2019 will save Manitobans an average of $2,020 in tax over the next four years by removing unnecessary taxes and fees so people can keep more of their hard-earned money.

The table below provides a current status update on this commitment:

Tax Measure	Implementation Date
Indexing of Basic Personal Amount and Personal Income Tax Brackets	January 1, 2017
Retail Sales Tax Rate Reduction from eight per cent to seven per cent	July 1, 2019
Retail Sales Tax Exemption - Preparing Wills	January 1, 2020
Retail Sales Tax Rate Reduction from seven per cent to six per cent	July 1, 2020
Elimination of Probate Fees	July 1, 2020
Vehicle Registration Fee Reduction	July 1, 2020
Retail Sales Tax Exemption - Preparing Personal Income Tax Returns	October 1, 2020

These remaining $2,020 Tax Rollback Guarantee tax measures are still to be implemented:

• Removing sales tax from home insurance.

• Removing sales tax from personal services.

• Phasing out of education property taxes.

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CONTACTS FOR FURTHER INFORMATION

A	Finance Research Division	Telephone	204-945-3757
	Manitoba Finance	E-mail	feedbackfin@gov.mb.ca

B	Manitoba Tax Assistance Office	Telephone	204-948-2115 in Winnipeg
	Manitoba Finance	Toll-free	1-800-782-0771
		E-mail	tao@gov.mb.ca

C	Economic Policy and Programs Branch	Telephone	204-945-2770
	Manitoba Economic Development and Training	E-mail	EcDevPrograms@gov.mb.ca

D	Taxation Division	Telephone	204-945-5603 in Winnipeg
	Manitoba Finance	Toll-free	1-800-782-0318
		E-mail	mbtax@gov.mb.ca

E	Arts Branch	Telephone	204-945-3847
	Manitoba Sport, Culture and Heritage	E-mail	artsbranch@gov.mb.ca

F	Early Learning and Child Care Program	Telephone	204-945-0776 in Winnipeg
	Manitoba Families	Toll-free	1-888-213-4754
		E-mail	cdcinfo@gov.mb.ca

G	Court of Queen’s Bench Probate Division	Telephone	204-945-2086 in Winnipeg
	Manitoba Justice	E-mail	ProbateInquiry@gov.mb.ca

H	Manitoba Public Insurance	Telephone	204-985-7000
	Contact Centre	Toll-free	1-800-665-2410

For further information on government programs, individuals can contact Manitoba Government Inquiry by calling 204-945-3744 in Winnipeg or toll-free 1-866-626-4862, or by e-mail at mgi@gov.mb.ca.

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INTERPROVINCIAL COMPARISON OF 2020 TAX RATES

Rates effective in 2020/21a

	CAN	BC		AB	SK	MB		ON

Personal Income Tax

Basic Personal Amount ($)	13,229	10,949		19,369	16,065	9,838		10,783

Top Rate (%)	33.00	20.50		15.00	14.50	17.40		20.53	[b]

Health Care Premiums ($)			[c]					900

Health and Education Tax (%)		1.95	[d]			2.15	[e]	1.95	[f]

Corporation Income Tax (%)

Small	9.0	2.0		2.0	2.0	0.0		3.2

Large	15.0	12.0		10.0	12.0	12.0		11.5

Small Business Limit ($000)	500	500		500	600	500		500

Capital Tax on Banks (%)					4	6

Sales Tax (%)	5	7			6	6	[i]	8

Tobacco Tax (¢/cigarette)	12.421	29.5		27.5	27.0	30.5	[j]	18.475

Fuel Tax

Gasoline (¢/L)	10.0	14.5		13.0	15.0	14.0		14.7

Diesel (¢/L)	4.0	15.0		13.0	15.0	14.0		14.3

Carbon Tax[k,l]

Gasoline (¢/L)		10.01		6.63	6.63	5.30	[l]	6.63

Diesel (¢/L)		11.51		8.05	8.05	6.74	[l]	8.05

[a]	Data as of February 29, 2020.
[b]	Includes provincial surtax.
[c]	The BC Medical Services Plan was eliminated as of January 1, 2020.
[d]	Employers with BC remuneration of $500,000 or less don’t pay employer health tax. Between $500,000.01 and $1.5 million pay the reduced tax amount of 2.925 per cent. Employers with more than $1.5 million pay the tax on their total BC remuneration at 1.95 per cent.
[e]	Effective January 1, 2021, MB employers with total remuneration in a year of $1.5 million or less are exempted. MB employers with up to $3.0 million of remuneration pay 4.3 per cent on the amount in excess of $1.5 million. Employers with more than $3.0 million pay the tax on their total MB remuneration at 2.15 per cent.
[f]	The ON Employer Health Tax rates vary from 0.98 per cent on payroll less than $200,000 and up to 1.95 per cent for payroll in excess of $400,000.
[g]	The QC Health Services Fund contribution rates vary from 1.25 per cent to 4.26 per cent dependent upon sector and total payroll. Employers, other than a public-sector employer, with total payroll less than $6 million are eligible for the reduced contribution rates.
[h]	The NL Health and Post Secondary Education Tax, at a rate of 2 per cent, is payable by employers whose annual remuneration that exceeds $1.3 million.
[i]	MB retail sales tax rate effective July 1, 2020.
[j]	MB tobacco tax rate effective July 1, 2020.
[k]	On April 1st, 2019, the federal government implemented a carbon pricing system in provincial jurisdictions that do not have a carbon pricing system that aligns with the federal benchmark. The federal government fuel charge applies in SK, ON, and NB.
[l]	Rates apply to April 1, 2020 to March 31, 2021. MB rates effective July 1, 2020.
[m]	NS operates under a provincial Cap-and-Trade program, the figures listed in the table are estimated costs.

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QC		NB	NS		PE		NL

									Personal Income Tax

15,532		10,459	8,481		10,000		9,498		Basic Personal Amount ($)

25.75		20.30	21.00		18.37	[b]	18.30		Top Rate (%)

									Health Care Premiums ($)

4.26	[g]						2.00	[h]	Health and Education Tax (%)

									Corporation Income Tax (%)

5.0		2.5	2.5		3.0		3.0		Small

11.5		14.0	14.0		16.0		15.0		Large

500		500	500		500		500		Small Business Limit ($000)

		5	4		5		6		Capital Tax on Banks (%)

9.975		10	10		10		10		Sales Tax (%)

14.9		25.52	29.52		25.0		24.5		Tobacco Tax (¢/cigarette)

									Fuel Tax

19.2		15.5	15.5		8.47		16.5		Gasoline (¢/L)

20.2		21.5	15.4		14.15		16.5		Diesel (¢/L)

									Carbon Tax[k,l]

4.92		6.63	0.94	[m]	6.63		4.42		Gasoline (¢/L)

6.26		8.05	1.20	[m]	8.05		5.37		Diesel (¢/L)

FISCAL ARRANGEMENTS

FISCAL ARRANGEMENTS

INTRODUCTION	57
MAJOR TRANSFERS TO PROVINCES AND TERRITORIES	57
The Canada Health Transfer	58
The Canada Social Transfer	59
Equalization	59
OTHER TRANSFERS TO PROVINCIAL AND TERRITORIAL GOVERNMENTS	61
Profile of Manitoba’s Other Fiscal Arrangements	62
MAJOR TRANSFERS TO PERSONS	63
Employment Insurance Enhancements	63
CANADA PENSION PLAN	64
Update on CPP Enhancement	64
CPP Triennial Review	65
CONCLUSION	66

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INTRODUCTION

Federal transfers are important tools that assist individuals and help to ensure all governments have adequate revenues to meet their spending responsibilities. These transfers help foster a strong Canadian economic and social union.

The major transfers include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization (EQ) and Territorial Formula Financing (TFF). In 2020/21, these transfers are projected to total $81.7 billion. Another $55.9 billion in federal transfers are administered directly by departments and agencies, often on a cost-shared basis.

Major transfers to persons consist of elderly benefits, Employment Insurance (EI) and children’s benefits. Major transfers to persons are projected to total $105.3 billion in 2020/21.

MAJOR TRANSFERS TO PROVINCES AND TERRITORIES

All provinces and territories receive the CHT and CST, and all provinces have received support from the Equalization program at one time or another. Without adequate major federal transfers, provinces and territories would have little option but to reduce the level of services offered to residents, increase taxes or increase borrowing.

While Manitoba’s Equalization entitlement has seen exceptional growth in the past three years, total federal transfers as a share of Manitoba revenue are still rebounding after declines in the last decade. From about 2000/01 to 2011/12, federal transfers to Manitoba accounted for about 30 per cent of revenues. The federal share began dropping in 2012/13 and fell to almost 25 per cent in 2015/16 before beginning to rebound. Only now, in 2020/21, are we getting close to returning to that 30 per cent benchmark.

Major Federal Transfers to Manitoba, 2009/10 to 2020/21
	09/10	10/11	11/12	12/13	13/14	14/15	15/16	16/17	17/18	18/19	19/20	20/21
	(Millions of Dollars)
CHT	903	943	993	1,057	1,124	1,156	1,229	1,310	1,357	1,410	1,471	1,521
CST	392	404	418	426	440	453	468	485	502	518	531	546
EQ	2,063	1,826	1,666	1,671	1,792	1,750	1,738	1,736	1,820	2,037	2,255	2,510
TTP		175	276	201	7
Total	3,359	3,348	3,352	3,355	3,363	3,359	3,436	3,531	3,680	3,964	4,258	4,576
Per Capita ($)	2,783	2,746	2,721	2,688	2,660	2,626	2,656	2,684	2,761	2,932	3,114	3,310

Note: Totals may not add due to rounding.

Note: Federal Total Transfer Protection (TTP) was provided between 2010/11 and 2013/14 to ensure that a province’s total major transfers in one of those years was no lower than in the previous year.

Source: Finance Canada

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Per Capita Growth in Major Federal Transfers,
2009/10 to 2020/21

Note: Includes Offshore Accord and cumulative “Best-of-Guarantee” payments

Sources: Finance Canada and Statistics Canada

Major federal transfers are provided on an ongoing basis, and Equalization and TFF are renewed every five years. The federal government has indicated it will review the operation of the CHT and CST, in addition to Equalization and TFF, in 2024.

Both the CHT and CST are allocated on an equal per capita basis, reflecting the share of the total population in each province and territory. Per capita, major federal transfers to Manitoba are only 19 per cent higher than they were 10 years ago. This is just over one-half of the all-province increase of 37 per cent.

The Canada Health Transfer

The CHT is the primary federal transfer to the provinces and territories in support of health care, and the largest of the major transfers. It provides ongoing funding for Canada’s health care system, and supports the principles of the Canada Health Act, which are:

●	universality

●	comprehensiveness

●	portability

●	accessibility

●	public administration

Manitoba will receive $1.521 billion through the CHT in 2020/21, up $50 million or 3.4 per cent from 2019/20. Manitoba’s share of the CHT is at 3.63 per cent.

Historically, the federal government has played an important role in helping support provincial and territorial health care services. However, Manitoba remains concerned with the recent reduction in the CHT’s annual growth rate and its impact on the health care system. The aging of the population, combined with longer life expectancies, are expected to result in billions in additional health care costs, as well as lost revenue associated with a declining workforce and slowing economic growth.

Starting in fiscal year 2017/18, the federal government cut growth in the CHT from a fixed six per cent per year to a three-year moving average of nominal Gross Domestic Product (GDP) growth, with funding guaranteed to increase by three per cent per year.

In 2017/18, the first year of the new escalator, CHT growth was held at the minimum level of three per cent, due to the very low actual nominal GDP growth in 2015 of only 0.16 per cent and forecasted growth in 2016 of only

1.78 per cent. The three-year moving average growth rate in 2020/21 includes the actual nominal GDP growth rate in 2018 (3.86 per cent) and the forecasts for 2019 (3.60 per cent) and 2020 (3.66 per cent), for an average growth rate of 3.71 per cent.

Manitoba Finance estimates the new, lower rate of CHT growth will cost the province about $2.25 billion over 10 years, when compared to the previous six per cent annual escalator. To date, the lower growth rate has reduced Manitoba’s CHT payments by an estimated $338 million.

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A November 2016 report prepared for Canada’s Premiers through the Council of the Federation (COF), recommended a long-term CHT growth rate of 5.2 per cent per year. This reflected the Conference Board of Canada’s expected average growth in provincial and territorial health costs from 2015 to 2035 due to inflation, population aging and growth, and ongoing system improvements.

In December 2016, the federal government offered the provinces and territories $11 billion over 10 years, in targeted, one-time funding for home care ($6 billion) and mental health services ($5 billion).

Manitoba believes targeted funding is not an effective alternative for adequate, long-term, broad-based funding through the CHT. As well, there remains a significant funding gap between what Manitoba will lose due to the lower CHT escalator ($2.25 billion over 10 years), and what it will receive through the targeted funding ($400 million over 10 years).

In December 2019, Canada’s premiers reiterated their call for a stronger health care funding partnership with the federal government. Noting that the federation works best when provinces and territories have adequate resources and autonomy, the premiers called on the federal government to respect provincial and territorial jurisdiction and grow the CHT by 5.2 per cent per year. This is consistent with the independent analysis conducted by the Conference Board of Canada on the impact of long-term, health system cost drivers.

The Canada Social Transfer

The CST is a federal block transfer provided to all provincial and territorial governments in support of post-secondary education, social assistance and social services, and programs for children. The CST has a fixed, legislated annual growth rate of three per cent per year. It has been allocated on an equal per capita cash basis since 2007/08.

The federal government’s decision to maintain the CST growth track at three per cent, rather than increase it at the rate of nominal GDP like the other major transfers, is expected to reduce the federal share of provincial and territorial spending on post-secondary education and social services. The CST as a share of the economy will also decline.

Manitoba will receive $546 million through the CST in 2020/21, up $14 million or 2.7 per cent from 2019/20. Manitoba’s share of the CST is 3.63 per cent.

Equalization

Equalization is a fiscal transfer designed to reduce revenue-raising disparities (known as fiscal disparities) among the provinces. Its purpose is to give provinces with lower fiscal capacity the financial means to offer their residents reasonably comparable levels of health care, education, and other public services at reasonably comparable rates of tax.

A province with measured fiscal capacity below the national average standard, receives Equalization sufficient to bring it up to the average. Provinces above the national average do not receive Equalization. The Territorial Formula Financing (TFF) serves a similar purpose for territorial governments.

Equalization is not intended for provinces experiencing short-term economic challenges. This is the purpose of the federal Fiscal Stabilization Program, which is intended for provinces facing significant declines in year-over-year revenues.

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A Review of the Federal Fiscal Stabilization Program

At the meeting of the Council of the Federation in December 2019, Canada’s premiers called on the federal government “to work with provincial Ministers of Finance to strengthen the Fiscal Stabilization Program to make it more responsive to economic circumstances and downturns in the resource sectors, without compromising the other federal transfer programs.”

The Government of Canada’s Fiscal Stabilization Program provides financial assistance to provinces that have experienced significant declines in year-over-year revenue due to a downturn in economic activity. To receive assistance under the current program, provinces must have experienced an annual decline in non- resource revenue of greater than five per cent and/or a reduction in resource revenues of over 50 per cent. The maximum stabilization payment for a given fiscal year is $60 per person.

Canada has had a formal Equalization program since 1957. The program is financed entirely by the federal government, using tax and other revenues collected from Canadians. Provinces do not pay for Equalization.

Equalization is designed to be policy neutral and to respect the autonomy of provinces in making decisions on behalf of their residents. There are no conditions or standards on how to use the payments.

In general, and on a per capita basis, fiscal capacity is a measure of how much revenue a province could raise on its own, if it were to apply the national average tax rate to each standardized revenue base: personal income tax, business income tax, consumption taxes and property taxes.

The natural resource base is the exception to how fiscal capacity is measured. Serious measurement issues and a wide variation in royalty structures across the provinces, mean actual resource revenues are used instead to measure the fiscal capacity from the natural resource base.

To reduce volatility, Equalization calculations are based on a three-year, weighted moving average of revenues, with a two-year data lag. For example, the entitlements for 2020/21 are based on data f rom 2018/19 (50 per cent weighting), 2017/18 (25 per cent weighting) and 2016/17 (25 per cent weighting).

Because the program applies national average tax rates to each province’s tax base, measured fiscal capacity for Equalization will generally differ from the actual amount of revenue collected by a province. As a result, Equalization payments are not a reflection of a province’s fiscal position (e.g., having either a budget surplus or deficit).

Cumulative Losses for Receiving Provinces
Under the Federal Growth Track for Equalization, 2020/21

Note: The cumulative losses includes $2.2 billion in federal transfer protection paid to receiving provinces between 2010/11 and 2013/14.

Source: Finance Canada

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Federal Fiscal Equalization Payments, 2020/21
	Per Capita ($ Dollars)	Payment ($ Millions)
Prince Edward Island	3,013	454
New Brunswick	2,880	2,210
Nova Scotia	2,255	2,146
Manitoba	1,877	2,510
Quebec	1,594	13,253
Total		20,573

Source: Finance Canada

A province makes policy decisions concerning the extent of public services it seeks to offer its residents and the revenue it needs to raise to fund them. A province that chooses to offer its residents a lower range of public services at lower than average tax rates, will have actual revenues below its measured fiscal capacity. A province that elects to provide its residents with above average public services by raising its tax rates above the national average, will have actual revenues above its measured fiscal capacity.

Annual growth in the Equalization program is based on a three-year, moving average of nominal GDP growth, a feature of the program since 2009/10. Prior to 2009/10, the size of the Equalization program was based on the amount that was needed to bring all provinces with measured fiscal capacity below the national average standard, up to the average. The operation of the growth path acted as a ceiling from 2009/10 to 2017/18, resulting in a cumulative loss to receiving provinces of $24.3 billion (including $2.2 billion in federal transfer protection payments paid to receiving provinces between 2010/11 to 2013/14).

Although initially introduced to limit costs in the program, the nominal GDP growth path can also act as a payment floor, as it did in 2018/19 and 2019/20. In 2020/21, the growth path again acted as a floor, adjusting Equalization payments upward by $58 per capita to ensure total payments grow in line with the program’s nominal GDP growth path. As a result, Manitoba will receive an additional $78 million in 2020/21.

The floor payments have reduced the overall cumulative loss to receiving provinces due to the operation of the caps from 2009/10 to 2017/18 from $24.3 billion to $21.6 billion in 2020/21.

Following consultations with the provinces and territories, the federal government renewed the Equalization and TFF programs for a five-year period, beginning April 1, 2019. The renewal implemented a number of technical changes to improve the accuracy and efficiency of the calculation of entitlements. Preliminary work has already begun on the 2024 renewal of the major transfer programs, including Equalization.

Manitoba will receive $2.510 billion in Equalization in 2020/21, up $254 million or 11.3 per cent from 2019/20. Manitoba’s share of total Equalization is 11.3 per cent. Manitoba’s per capita entitlement is $1,877, which is the second lowest of all receiving provinces.

OTHER TRANSFERS TO PROVINCIAL AND TERRITORIAL GOVERNMENTS

In addition to the major transfers, the federal government also provides funding to the provinces and territories through other types of fiscal arrangements to support specific program areas. These funds are typically provided on a time-limited, cost-shared and/or conditional basis. In 2018/19, they amounted to $531 million to Manitoba government departments and agencies, representing around three per cent of the province’s total summary revenues.

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Profile of Manitoba’s Other Fiscal Arrangements

Manitoba government departments currently have around 50 other fiscal arrangements with the federal government. This does not include the major federal transfers (Equalization, CHT and CST), or federal transfers paid directly to other government reporting entities (such as post-secondary education institutions, health authorities, etc.).

Other fiscal arrangement is defined here as an arrangement between a federal department and a provincial department, formalized through an individual bilateral agreement and/or other mechanism(s). Under these arrangements, the federal department transfers conditional funds to help supplement provincial departmental spending in a specific program area.

The majority of Manitoba’s other fiscal arrangements with the federal government (around 80 per cent of them) are time limited, meaning they have a start and end date. Manitoba’s time-limited arrangements range in length from one year to 20 years (average length of around six years). Existing arrangements end and new ones begin in most fiscal years. At any given time, Manitoba is typically in the process of negotiating one or more of these arrangements with Canada.

The federal government will often commit to providing a pre-determined national total amount of funding, over one or more years, to address a specific need or issue. The funding is then distributed to the provinces and territories using an allocation formula chosen by the federal government. About half of Manitoba’s current fiscal arrangements with the federal government fall into this category.

The simplest and most common allocation method is to distribute the funding on a per capita basis, whereby each jurisdiction is allocated their population share of the funds. However, the federal government sometimes uses other needs-based methods to distribute national funding amounts to provinces and territories. For example:

●	Most of the funding provided under the Labour Market Development Agreements (LMDAs) is distributed to provinces and territories using a complex formula based on 17 labour market variables.

●	The allocation formula for the Emergency Treatment Fund (ETF) is based on the severity of the opioid crisis in each province or territory, and the population of each province or territory. However, ETF funds can be used for any addictions treatment or substance issue. Manitoba is using the funds to help those suffering from methamphetamine addictions.

The federal government sometimes provides a base amount to each jurisdiction, with the remainder of the funds distributed on a per capita basis, or using some other needs-based formula. Base funding ensures that smaller jurisdictions get at least enough to cover the cost and effort required to establish and deliver the services.

The other half of Manitoba’s arrangements (i.e., where there is not a set national amount allocated using a formula) is a mix of project and merit-based programs and/or arrangements, in which the amount depends on the cost of specific projects, or is a product of the number of activities or services provided by the province.

The annual value of Manitoba’s individual arrangements varies widely, from as little as a few thousand dollars to as much as tens of millions of dollars for some arrangements. However, regardless of the value of the arrangement, there are typically numerous planning, monitoring, and reporting requirements that provinces and territories must adhere to, to access the funding. These requirements are stipulated in the funding or service agreement.

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Number of Current Other Fiscal Arrangements, by Manitoba Department

Source: Manitoba Finance

Over a third of Manitoba’s other fiscal arrangements are cost-shared, meaning the province must match up to 100 per cent of the funds provided by the federal government to access the full federal transfer amount. Targeted, cost shared arrangements such as these place constraints and cost pressures on the province.

Arrangements cover a wide range of sectors and program areas. Most Manitoba departments administer at least one federal transfer arrangement on behalf of the province, with some departments having several arrangements.

MAJOR TRANSFERS TO PERSONS

In 2020/21, the federal government expects to transfer $105.3 billion directly to individual Canadians, including many Manitobans, through what it classifies as the major transfers to persons. It will provide $59.5 billion in elderly benefits through the Old Age Security (OAS) program, which includes the OAS Pension, the Guaranteed Income Supplement (GIS) and the Allowance; $21 billion in Employment Insurance benefits; and $24.7 billion in children’s benefits. The major transfers to persons will represent almost one-third of total federal program expenses in 2020/21.

Employment Insurance Enhancements

Employment Insurance (EI) is a federal program funded through premiums paid by workers and employers. The program provides direct financial support to workers when they are unemployed or when they are absent from work for other reasons, such as sickness, maternity, childbirth, adoption or providing care to family members. It also helps eligible individuals find employment and pursue skills training, mainly through programs and services administered by the provinces and territories under the bilateral Labour Market Development Agreements (LMDAs).

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EI finances are monitored through a separate account, called the EI Operating Account. The EI Commission sets the EI premium rate each year according to a seven-year break-even rate mechanism, as forecast by the Office of the Chief Actuary (OCA) based on projected program costs and revenues. The seven-year break-even rate is the rate that will bring the EI Operating Account balance to $0 in seven years, including eliminating any surplus in the account (currently around $5 billion).

The break-even premium rate for workers is dropping by four cents in 2020 to $1.58 per $100 of insurable earnings, down from $1.62 in 2019. The premium rate for employers is 1.4 times the employee rate, so it will fall by six cents from $2.27 to $2.21.

Total EI premiums paid by workers and employers are projected to be $22.6 billion in 2020. Despite the lower rate in 2020, total EI premium revenues will be about the same as they were in 2019 due to higher insurable earnings.

The federal government has introduced several enhancements to the EI program over the past few years. This includes richer benefits for workers, parents and caregivers, and additional, time-limited funding to the provinces and territories under the LMDAs.

Enhancements to the EI program that increase program expenditures put upward pressure on premium rates for workers and employers.

According to the federal government, recent enhancements to the EI program will cost billions of dollars over the next several years. These costs will be covered by workers and employers through relatively higher EI premiums. For example, Manitoba estimates these enhancements will cost Manitoba employers between $15 and $20 million per year in higher EI premiums (compared to what they would have paid without these enhancements).

Manitoba is not opposed to changes to EI that modernize the program and make it more flexible and responsive. However, Manitoba believes that the federal government must pay careful attention to the additional costs faced by workers and employers when considering enhancements to the program, especially given the efforts of our government, and governments across Canada, to encourage businesses to grow and to make life more affordable for families.

CANADA PENSION PLAN

In addition to the federal major transfers to persons, Canadians will also receive over $50 billion in Canada Pension Plan (CPP) benefits (retirement, survivor and disability benefits) in 2020/21.

Update on CPP Enhancement

Beginning in January 2019, finance ministers began the seven-year phase in of increased contributions to the CPP that are needed to fully fund the CPP enhancement. As of January 2020, year two of the phase-in period, the CPP contribution rate increased by another 0.15 per cent each for workers and employers, from 5.10 per cent to 5.25 per cent of pensionable earnings.

By 2025, once the contribution rate phase-in is complete, workers and employers will each pay 5.95 per cent on earnings up to the Year’s Maximum Pensionable Earnings limit (YMPE, projected to be $67,100 in 2025) and four per cent between the YMPE and the Year’s Additional Maximum Pensionable Earnings (YAMPE, projected to be $76,400 in 2025).

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The CPP is a major source of retirement income for most Canadians. Once fully matured (in about 45 years), the enhancement will increase CPP retirement benefits by up to 50 per cent by expanding the proportion of eligible pre-retirement income replaced by the plan, from one-quarter to one-third, and the pensionable earnings limit by 14 per cent.

Finance ministers are working together on the last step in the process to fully implement the CPP enhancement, which is to bring into force financial sustainability regulations for the Additional CPP Fund. The proposed regulations would ensure the Additional CPP remains appropriately funded and that intergenerational equity is respected, consistent with the full-funding principle required under legislation and underpinning the CPP enhancement.

Phased-in Contributions to the Additional CPP

	Employers/ Employees will Each Pay an Additional: (Per Cent)	Additional Bi-weekly Contribution
		Annual Earnings of $40,000 (Dollars)	Annual Earnings of $75,000 (Dollars)
2019	0.15 of earnings	2.11	3.11
2020	0.30	4.21	6.37
2021	0.50	7.02	10.90
2022	0.75	10.53	16.82
2023	1.00	14.04	23.04
2024*	1.0 and 4.0	14.04	30.65
2025*	1.0 and 4.0	14.04	36.62

*1.0% below the YMPE and 4.0% between the YMPE and the YAMPE

Sources: Finance Canada, the Office of the Chief Actuary and Manitoba Finance Calculations

CPP Triennial Review

The CPP is managed jointly by the federal and provincial governments. In their role as co-stewards of the plan, finance ministers review the state of the CPP every three years to ensure the plan remains financially sustainable, and to make ongoing improvements to the plan for current and future generations of Canadian workers.

All of the changes agreed to by finance ministers under the 2016-2018 Triennial Review of the CPP are now in place. These include measures that help to address issues raised by Manitoba as part of the review, which will help make the plan not just bigger, but better.

At their meeting in December 2019, federal, provincial and territorial finance ministers agreed to consider the following items as part of the current 2019-2021 Triennial Review:

●	An increase of 25 per cent to survivor benefits offered in the base and enhanced CPP, to ensure that these benefits are providing sufficient support to vulnerable survivors.

●	Updating CPP provisions to reflect the reality of today’s working families and those of the future, reflecting how both work and child care responsibilities have evolved, such as:

–	the rules on combined benefits (i.e., survivor/retirement and survivor/disability).

–	the child-rearing provisions and children’s benefits.

–	the division of pensionable earnings (e.g., how these provisions apply to different marital status).

●	Options for better targeting the death benefit.

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Manitoba is pleased that the ministers’ work plan is well aligned with the province’s objectives for the comprehensive review of CPP supplementary benefits begun during the last Triennial Review, which were to investigate improvements to flexibility for individual circumstances, responsiveness to realities to contemporary families, and modernization of eligibility requirements.

The 2019-2021 Triennial Review is based on the 30th Actuarial Report on the CPP, as at December 31, 2018. The report found that the respective legislated contribution rates are higher than the minimum contribution rates needed to sustain the plan, and thus are sufficient to finance both the base and additional CPP over the long term.

Ministers agreed on the need to carefully consider any burden of costs that are imposed on individuals and businesses from making any changes to the plan.

CONCLUSION

Historically, federal transfers have played an important role in helping support Canada’s health and social system. However, the federal government’s unilateral reduction in the annual growth rate of the CHT in 2017/18 has weakened this important funding partnership.

While the provinces have common constitutional spending responsibilities, their capacity to tax and raise revenue to address those responsibilities is not the same. The imbalance between expenditure responsibilities and revenue raising capacities creates a need for intergovernmental fiscal transfer arrangements. The chart below shows how equalization helps reduce, but does not fully address, differences in fiscal capacity between provinces.

It is primarily through the major transfers that the federal government ensures all provinces and territories have the financial capacity to deliver reasonably comparable public services for all Canadians.

However, other types of federal transfers also help to meet this objective. In this regard, transfer arrangements must be considered as a whole, to ensure current approaches are appropriate, effective and respectful of jurisdictional responsibility.

Conditional transfers have their place. Manitoba recognizes that many of today’s multi-faceted issues require a coordinated role on the part of both orders of government. However, in areas where provinces have sole jurisdiction, restrictions must be minimized, so unique provincial needs can be effectively addressed.

Noting that the federation works best when provinces and territories have adequate resources and autonomy, the premiers called on the federal government to respect provincial and territorial jurisdiction and authority.

Provincial Fiscal Capacity After Equalization,

2020/21

Note: Equalization includes Offshore Accord and Cumulative “Best-of-Guarantee” payments

Sources: Finance Canada and Statistics Canada

MANITOBA’S

POVERTY REDUCTION STRATEGY

MANITOBA’S POVERTY REDUCTION STRATEGY

INTRODUCTION	69
MANITOBA’S POVERTY REDUCTION STRATEGY	71
PRIORITY AREAS AND HIGHLIGHTS OF GOVERNMENT ACTIONS	72
Investing in Manitoba’s Future Prosperity through Supports to Children and Youth	72
Working Together to Improve Health Outcomes and Standard of Living	73
Promoting Economic Inclusion through Employment, Education and Training	76
Facilitating Partnerships and Supporting Community-Based Organizations	78
Strengthening Client-Centered Service Delivery	79
Making Positive Change through Social Innovation	80
PROGRESS INDICATORS	81

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INTRODUCTION

Budget 2020 makes investments to improve the lives of all Manitobans, including for those in greatest need of support. In 2020, cornerstone initiatives include investments in the areas of mental health, addictions, the development of a new disability income support program, and Manitoba’s second social impact bond.

The Manitoba government is responding to the needs in local communities, including job creation, lowering taxes and supporting community-based organizations. Investments are showing positive impact for the great majority of Manitobans. The most recent low-income data (2018) shows that the poverty rate among Manitobans is 9.3 per cent, a decrease of 22.5 per cent compared to the baseline year of 2015. The impact has been even more significant among children. The low-income rate was 11.3 per cent among children in 2018, a decrease of 31.1 per cent, compared to 2015. Detailed low-income information is shared in the table below, including a look at how Manitoba is doing relative to other provinces, and data comparisons from the last few years.

The Manitoba government is committed to transparent reporting on government’s progress. Manitoba’s Balanced Scorecard includes broad priority areas that support achieving better outcomes for Manitobans. Three of Manitoba’s poverty reduction indicators are reflected in Manitoba’s Balanced Scorecard dashboard measures, including:

(1)	Market Basket Measure (Canada’s official poverty line) for child poverty

(2)	Manitoba’s employment rate

(3)	Manitoba’s graduation rate

The inclusion of these three poverty reduction indicators reinforce government’s commitment to supporting a reduction in poverty and better quality of life for Manitobans.

The Manitoba government is committed to continued progress in 2020/21 and to empowering individuals and families to achieve a brighter future.

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Low Income in Manitoba, 2008, 2015-2018,

Statistics Canada, Market Basket Measure1

							Per Cent Change
		2008	2015	2016	2017	2018	2015 to 2018	2017 to 2018
All Manitobans	Rate, per cent	11.1	12.0	9.4	8.7	9.3	-22.5%	6.9%
	Rank (1 is best)	2	4	4	2	7
	Number	124,000	146,000	115,000	108,000	117,000
Children	Rate, per cent	14.7	16.4	11.9	9.5	11.3	-31.1%	18.9%
	Rank (1 is best)	3	10	5	4	8
	Number	37,000	43,000	32,000	26,000	31,000
Persons in	Rate, per cent	29.0	41.3	36.9	23.3	26.1	-36.8%	12.0%
Lone-Parent	Rank (1 is best)	2	7	8	5	8
Families	Number	22,000	22,000	22,000	16,000	15,000
Persons in Youth-Led Families[2]	Rate, per cent Rank (1 is best) Number	35.7	30.6	35.9	29.1	not yet available	not yet available	not yet available
		3	1	6	2
		16,000	17,000	18,000	14,000
Single	Rate, per cent	27.9	30.6	31.0	29.3	not yet available	not yet available	not yet available
Individuals	Rank (1 is best)	2	3	3	5
(45-64 years)	Number	13,000	16,000	15,000	15,000
Indigenous Persons (off-reserve)	Rate, per cent Rank (1 is best) Number	16.5	21.6	23.2	16.9	not yet available	not yet available	not yet available
		4	4	8	4
		15,000	24,000	23,000	16,000
Persons with	Rate, per cent	11.4	16.7	13.2	12.4	not yet available	not yet available	not yet available
Disabilities	Rank (1 is best)	2	3	3	2
	Number	31,000	42,000	35,000	34,000
Seniors	Rate, per cent	3.5	4.8	2.5	3.8	3.3	-31.3%	-13.2%
	Rank (1 is best)	2	3	1	6	6
	Number	F	9,000	5,000	7,000	7,000

1 In February 2019, Statistics Canada changed its Market Basket Measure (MBM) methodology, with the release of MBM 2008 series. Thus, the 2008 data shown differs from data earlier reported. Data for All Manitobans, Persons in Lone-Parent Families, Children, and Seniors are from Statistics Canada’s published data. Data for Persons in Youth-Led Families, Single Individuals (45 - 64 years), Indigenous Persons (off reserve), and Persons with Disabilities are from custom data from Statistics Canada.

2 Age of primary income earner is 24 years or less.

F: too unreliable to be published

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MANITOBA’S POVERTY REDUCTION STRATEGY

Budget 2020 aligns with the priorities and goals of Pathways to a Better Future: Manitoba’s Poverty Reduction Strategy. Released on March 4, 2019, Manitoba’s strategy is a whole-of government approach to address the multiple dimensions of poverty. Extensive consultations with Manitobans, including those living in poverty, helped inform the strategy. The six priority areas that continue to guide government’s actions are:

1.	Invest in Manitoba’s future prosperity through supports to children and youth.
2.	Work together to improve health outcomes and standard of living.
3.	Promote economic inclusion through employment, education and training.
4.	Facilitate partnerships and support community-based organizations.
5.	Strengthen client-centred service delivery.
6.	Make positive change through social innovation.

The 2020/21 Poverty Reduction Budget Paper highlights initiatives and investments that support the priority areas of Pathways to a Better Future.

Above all, Manitobans want to see results from a poverty reduction strategy. To this end, the Manitoba government has committed to a target of reducing the number of children living in low-income households by 25 per cent by the year 2025, compared to the baseline year of 2015. This is measured using Canada’s official poverty line, also known as Statistics Canada’s Market Basket Measure.

Manitobans have a lot to be proud of with respect to progress made. Manitoba’s child poverty rate was 11.3 per cent in 2018. This is an improvement of 31.1 per cent relative to 2015, which means that Manitoba’s target related to child poverty is being achieved. The challenge ahead will be to sustain a lower child poverty rate over time. Manitoba’s Balanced Scorecards include a more robust target of achieving a child poverty rate that is better (lower) than the 2017 level of 9.5 per cent. As well, Pathways to a Better Future emphasizes that the commitment to poverty reduction does not end once targets are achieved. The Manitoba government’s long-term aspiration is for the eradication of all poverty in the province.

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PRIORITY AREAS AND HIGHLIGHTS OF GOVERNMENT ACTIONS

Investing in Manitoba’s Future Prosperity through Supports to Children and Youth

Investing in Early Learning and Child Care

The Manitoba government is investing in early learning and child care to provide quality, accessible and affordable child care options for parents. Robust early learning and child care helps to reduce poverty by supporting parents to enter or stay in the workforce, while promoting positive educational and child development outcomes for Manitoba children.

Manitoba has embarked on a comprehensive review of the early learning and child care funding model, with a goal to modernize how child care is delivered and funded in our province. New approaches, including a portable child care benefit and the Child Care Centre Development Tax Credit, will provide families with greater choice and flexibility to access a wider variety of child care options.

In 2020/21, Manitoba will invest an additional $1.5 million to provide operating grants to:

●	four school-based capital child care projects, representing 286 new spaces

●	two community-based capital child care projects, representing 122 new spaces

A total of $95,000 in operating grants will be allocated toward 50 new, licensed, home-based child care spaces, targeted to open in 2020/21.

An innovative $11.5 million endowment is being established to support ongoing sustainability of Manitoba’s more than 1,100 child care centres. The new Child Care Sustainability Trust is available to support the diverse array of challenges that face child care operators across Manitoba, from minor repairs and maintenance for aging centres, to new equipment to improve learning opportunities. Applications can also be submitted for one-time deficit or emergency support for operators who provide strong financial management plans but require a little extra support to get back on track. The fund is also intended to support innovative approaches to child care and initiatives/ projects to improve accessibility – for example, pilot projects that expand or shift hours to meet the needs of a modern workforce.

The Manitoba government has funded more than 2,270 new child care spaces since 2016, with another 1,600 new spaces estimated to be created by the end of the 2019/20 fiscal year. In 2019/20, the Manitoba government budgeted more than $177 million in financial assistance and grants for early learning and child care.

Child Care Centre Development Tax Credit

Increased access to early learning and child care services supports economic development, and reduces barriers to labour force participation. In 2020/21, Manitoba will invest an additional $4.74 million over five years to expand the number of child care spaces available for development under the Child Care Centre Development Tax Credit. The increase enables corporations to open new licensed early learning and child care spaces to support their employees and surrounding communities, which may open up to 474 spaces in future years.

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Thrival Kits™

As part of a comprehensive whole-of-government approach to improving mental health and addictions programming, the Manitoba government is investing $160,000 in 2019/20 and $580,000 in 2020/21 to expand the distribution of Thrival Kits™ to grades 4 to 6 students across the province. Thrival Kits™ are currently being distributed by the Manitoba Advocate for Children and Youth and the Canadian Mental Health Association, under a pilot project in some Manitoba schools. Thrival Kits™ are a mental wellness and promotion program, incorporating evidence-based practices where students are provided their own kit and introduced to themes and activities throughout the school year, led by their teacher.

This investment aligns with recommendations put forward in the VIRGO report on mental health and addictions and the Manitoba Advocate for Children and Youth.

Financial Support for Post-Secondary Students

The Manitoba government, through Manitoba Student Aid, provides front-line services for Manitoba’s post-secondary students who are in need of financial support. Students who apply for financial assistance through Manitoba Student Aid are assessed for both the Canada Student Loan Program and various Manitoba Student Aid programs, such as loans, grants and bursaries. In recent years, more students are participating in post-secondary learning programs and benefiting from public financial support. To support more students in need, the Manitoba government is making $55.4 million in student loans available in 2020/21, an increase of $5.4 million over the previous year. In addition to loans, the Manitoba government is also making $27.3 million available through the Manitoba Bursary and Manitoba Scholarship and Bursary Initiative in 2020/21, an increase of $5 million over the previous year.

The Manitoba Bursary is an upfront grant for students who are financially disadvantaged, to help ensure they are able to successfully engage in their studies. Low-income Indigenous students are eligible for additional supports through the Manitoba Bursary.

The Manitoba Scholarship and Bursary Initiative (MSBI) is another means by which government financially supports students’ success. The MSBI encourages private donations for scholarships and bursaries by providing matching government funds at a 2 to 1 ratio (private to public) to ensure that students with financial need can access post-secondary education. In 2020/21, the Manitoba government will provide an additional $3.25 million to MSBI, increasing the annual provincial contribution to $10 million. This means putting $30 million in the hands of students when combined with private sector investment.

Working Together to Improve Health Outcomes and Standard of Living

Improving Health Outcomes

Support for Mental Health and Addictions

In early 2019, Manitoba and Canada signed a bilateral funding agreement offering targeted federal funding to enhance and implement new initiatives supporting mental health and addictions services in Manitoba. The Manitoba government has taken a whole-of government approach to addressing this issue, recognizing that supports are needed for all Manitobans. Substantial investment for new and enhanced programming has been put forward, including a $25 million boost in the final three months of 2019. Information on mental health and addictions programs and related funding for 2020/21 are included throughout this budget paper.

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Expanded Services for StreetReach Thompson

The Manitoba government is investing $225,000 in 2019/20 and $900,000 in 2020/21 to expand StreetReach programming in Thompson and enhance the community mobilization hub.

StreetReach is part of Tracia’s Trust, the Manitoba government’s strategy to prevent sexual exploitation of children and youth. The StreetReach program currently includes a Winnipeg team with representatives from child welfare, law enforcement and non-governmental organizations who work together to respond to children and youth at high risk of being violently victimized through the sex trade.

As a first step, the province conducted community consultation in late 2019 and will be working with community stakeholders to build a Thompson-specific model. The new program will also integrate existing mobile crisis and addictions programs, and include mental health, and spiritual and elder supports.

In addition to Tracia’s Trust, this initiative also fulfils recommendations in the VIRGO report on mental health and addictions.

Enhancing Mental Health, Substance Use and Addictions Services for StreetReach Winnipeg

To help address the growing need for integrated access to mental health, substance use and addictions services among youth with complex, multi-system needs, the province is investing $88,200 in 2019/20, and $268,900 in 2020/21, for the Manitoba Adolescent Treatment Centre (MATC) to work in collaboration with StreetReach. Additional funding is also being provided to fund a spiritual care position. These positions will be embedded into the existing StreetReach outreach team and will work directly with sexually exploited youth. The combined strengths of these organizations to deliver mental health and substance abuse services, and intervene in crises, will help protect children and youth.

Funding for StreetReach fulfils recommendations made by the Manitoba Advocate for Children and Youth, recommending the expansion of StreetReach services in Winnipeg. It also addresses recommendations in the VIRGO report, including those to increase capacity through expanded community outreach services, significantly enhance the capacity of mental health and addictions services for children and youth, and priority funding for the expansion of services for children and youth. The investment also aligns with key findings in the research report released under the Tracia’s Trust Strategy.

The Northern Healthy Foods Initiative

The Northern Healthy Foods Initiative (NHFI), a Manitoba government program, supports local and regional projects that contribute to the development of culturally relevant, healthy food systems, while improving health and well-being of Manitobans. NHFI goals are to improve sustainable access to healthy and culturally appropriate foods in Manitoba’s north and strengthen community-led development in increasing food security.

While the current NHFI program has made a positive impact in many communities, the issues around food insecurity in northern and remote communities persist and require concerted efforts towards more robust programming and better outcomes. Within the existing program budget of $1.2 million, Budget 2020 re-allocates a total of $662,000 to strengthen existing community service delivery and explore initiatives to generate unique solutions to northern food insecurity. This will be achieved through engaging stakeholders, communities and Manitobans in the north. This funding will also reinforce collaborative work at the national level to strengthen efforts toward reconciliation through targeted support for Indigenous food systems and intergenerational knowledge transfer.

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Elevating Manitoba’s Standard of Living

New Income Support for Persons with Disabilities

In 2020/21, the Manitoba government will continue work on developing an income support program for individuals with severe and prolonged disabilities – a new program that will be distinct from Employment and Income Assistance (EIA). In 2019/20, an initial consultation process was completed, inviting stakeholders to provide feedback to inform the design of the new program. Over 140 Manitobans attended five in-person consultation sessions, and over 400 responses were received through an online survey. This information and continued engagement with stakeholders and persons living with disabilities will help guide program development, with the overarching goal of improving the quality of life and services to Manitobans with severe and prolonged disabilities.

Making Housing Affordable – Rent Assist

The Manitoba government recognizes that safe and affordable housing helps to improve the lives and health of low-income Manitobans. Rent Assist is a portable shelter benefit for low-income Manitobans who are receiving EIA and have shelter costs, or who are renting in the private market and not receiving EIA benefits. Rent Assist is designed to ensure that households renting in the private market do not pay more than 30 per cent of their income for a reasonable rent and utilities. Reasonable rent and utilities is defined as 75 per cent of median market rent as established through rental market surveys conducted by the Canada Mortgage and Housing Corporation.

In 2020, Rent Assist rates will again be increased to maintain indexation to 75 per cent of median market rent. Budget 2020 includes an increase of $7.9 million for Rent Assist. This is to fund benefits and annual indexing to 75 per cent of median market rent. Rent Assist supports approximately 27,500 households that reside in the private market and are receiving EIA (an approximate increase of 5,500 households since March 2016). Rent Assist also supports approximately 7,700 households not receiving EIA (an approximate increase of 2,950 households since March 2016) that are renting in the private market.

Increasing Family Income – Basic Personal Amount and Personal Income Tax Brackets

The Basic Personal Amount (BPA) is a non-refundable tax credit that every Manitoba resident is entitled to claim on their income tax return. Manitoba legislated the indexing of the BPA and personal income tax brackets to the rate of inflation, beginning in 2017. The BPA will increase from $9,626 in the 2019 tax year to $9,838 in 2020. Since 2016, the BPA has increased by $704 from $9,134 to $9,838.

In 2019, indexing the BPA removed an estimated 3,800 Manitobans from the tax rolls and saved all residents more than $18.4 million. In 2020, indexing will remove an additional 3,300 Manitobans from the tax rolls for an additional annual savings for all residents of $16.2 million. These savings will continue growing at the rate of the growth in the consumer price index, meaning that taxable Manitobans are able to keep more of their income.

Indexing the Basic Personal Amount, beginning in the 2017 taxation year, has removed 11,000 low-income Manitobans from the tax rolls as of this tax year.

Indexing the Basic Personal Amount, beginning in the 2017 taxation year, has removed 11,000 low-income Manitobans from the tax rolls as of this tax year.

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Basic Personal Amount and Manitobans Removed from Tax Rolls,

2017 – 2022f, Province of Manitoba

Tax Year	Basic Personal Amount		Manitobans Removed from Tax Rolls (Year-over-Year)	Manitobans Removed from Tax Rolls (Cumulative)

2017	$9,271		2,150	2,150
2018	$9,382		1,750	3,900
2019	$9,626		3,800	7,700
2020	$9,838		3,300	11,000
2021	$9,986	[f]	2,300	13,300
2022	$10,196	[f]	3,250	16,550

f – Forecast and subject to change

Sales Tax Rate Reductions and Exemption Measures

In Budget 2020, our government will once again lower the sales tax rate, from seven per cent to six per cent on July 1, 2020. The sales tax rate reductions introduced in Budget 2019 and Budget 2020 represent a 25 per cent reduction in the sales tax rate over two years, which benefits all Manitobans.

Additional sales tax measures are being implemented during our mandate. On January 1, 2020, our government eliminated sales tax on the preparation of wills and on October 1, 2020, will eliminate sales tax on personal income tax return preparation. This ensures that personal income tax returns for the 2020 taxation year are exempt from sales tax. Future measures include the elimination of sales tax on personal services and home insurance.

Elimination of Tax on Probate Fees

The Manitoba government is pleased to eliminate the payment of any probate fees on applications made to the Court of Queen’s Bench as of July 1, 2020 for the probate of a deceased person.

Promoting Economic Inclusion through Employment, Education and Training

Economic Growth Strategy and 40,000 Jobs Plan

In December 2018, Manitoba launched an Economic Growth Action Plan that envisions greater coordination between government and the private sector to support a more nimble approach to economic development. A critical element of the Economic Growth Action Plan is ensuring that Manitoba’s workforce has the skills required to support industry expansion and economic growth. The Economic Growth Action Plan has gained momentum with the launch of the new Manitoba Works Jobs Plan. The ambitious plan will enable the creation of 40,000 jobs across Manitoba over the next four years with co-operation across government departments, Team Manitoba partners and the private sector.

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The Manitoba Works Job Plan is tightly tied to the Economic Growth Action Plan and seeks to enhance partnerships and collaboration with municipalities and Indigenous communities. It aims to build on our strengths in key sectors to grow trade, investment and job creation, and to ensure that policies in areas like permitting, infrastructure investment and regulatory reform align with the Economic Growth Action Plan.

Supporting Employment – Labour Market Transfer Agreements

The Manitoba government is increasing investment for the delivery of employment programs and services by over $5 million in 2020/21. This increase supports a total budget of approximately $91.5 million for unemployed and under-employed workers, through programs and services funded under two federal-provincial labour market transfer agreements. A wide range of programs and services are available for adult learners, unemployed workers, persons with a disability, employers and industry for existing workers and new labour market entrants, as well as programs for students and youth transitioning to the workforce. This funding will also support the collaborative efforts of the departments of Families and Economic Development and Training, to help EIA recipients get the skills they need to move into good jobs and achieve financial independence.

Supporting Youth Employment

The Manitoba government is providing a wide range of employment services to help young people overcome barriers and succeed in the labour market. Youth under 30 represent nearly 50 per cent of individuals participating in programs and services funded under the labour market transfer agreements. The Manitoba government is dedicating an additional $6 million in 2020/21 to youth employment programming that addresses key determinants of poverty, including low literacy and numeracy, mental health and addictions, and disengagement from employment and education. Programming is being delivered to assist current and former youth in care, Indigenous and newcomer youth, and youth at-risk of involvement in the justice system.

The Manitoba government has increased funding to $900,000 to expand services and supports available to youth-in-care or formerly in care through the Futures Forward program. Futures Forward supports youth in their transition from the child welfare system to independence.

Jobs on Market, Jobs on 9th

Jobs on Market and Jobs on 9th helps individuals who are receiving EIA to prepare for and find employment. EIA staff, through assessment-informed practice, provide rapid engagement supports to participants to understand their needs and to develop personalized plans to support entry or return to the work force. On-site services at Jobs on Market and Jobs on 9th include ongoing assessment, counselling, resume development, job leads, voicemail services, connections to community resources and connections to employers. In just over two years, Jobs on Market in Winnipeg has provided services to more than 6,400 people with approximately 3,000 having moved from EIA to independence. As well, since November 2019, Jobs on 9th in Brandon has provided services to more than 100 people with over one quarter of those served also reaching independence.

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Community Helper and Recruitment Training

The Manitoba government is investing $25,000 in 2019/20 and $250,000 in 2020/21 to recruit, train and employ ‘community helpers’ to provide services that reduce the risk of Child and Family Services (CFS) apprehension or placement breakdown.

The new primary prevention program will match community-based support workers with families and caregivers residing in Winnipeg’s inner city who are experiencing challenges that could lead to separation. The workers, known as community helpers, will support the stability and wellness of vulnerable families by establishing trusting relationships outside the formal child welfare system. Through these relationships, the caregivers will feel supported, valued and empowered to access additional available services when they are needed.

Through facilitated family-led planning, in-home crisis counselling and skill-building exercises, the community helpers will provide children and caregivers with the tools to help manage challenges independently in the long-term, thereby limiting CFS involvement.

This initiative fulfils recommendations from the VIRGO report on mental health and addictions and the Manitoba Advocate for Children and Youth. This work also aligns with Manitoba’s commitment to transform child welfare in Manitoba.

Facilitating Partnerships and Supporting Community-Based Organizations

End Homelessness Winnipeg

End Homelessness Winnipeg (EHW) is an organization established to coordinate a system of supports and services for those experiencing homelessness in Winnipeg. To support the forward momentum of EHW, the Manitoba government is investing $250,000 in 2020/21. This funding is part of a $750,000 agreement over three years.

Building Sustainable Communities Grant

The Building Sustainable Communities Program fosters thriving, sustainable communities. Grant assistance, in partnership with support from other funders, will leverage investments to provide a better quality of life for Manitobans. In 2020/21, the Manitoba government is allocating $8 million to this grant program. More information on the Building Sustainable Communities program and other government grants can be accessed through Manitoba Grants Online at www.manitoba.ca/grants.

Supporting Victims of Family Violence

The Manitoba Status of Women Secretariat continues to support Manitobans who are experiencing domestic and family violence. Annually, 33 community-based agencies receive funding through the Family Violence Prevention Program (FVPP) to deliver a range of intervention services for vulnerable women, men and individuals, along with their children.

In 2019, the West Central Women’s Resource Centre became a funded agency of the FVPP. This funding will ensure that women in one of Winnipeg’s most vulnerable neighbourhoods will continue to be supported as they heal from family and domestic violence. In 2020, another FVPP agency, Wahbung Abinoonjiag Inc., was chosen to lead

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a network of nine other community agencies to help improve housing options for women and children who have experienced family violence. Wahbung will work closely with family violence shelters, second stage programs, women’s resource centres and other community agencies to ensure access to appropriate social housing is available to women and children affected by family violence.

Strengthening Client-Centered Service Delivery

Reconciliation Strategy

Following the release of the Truth and Reconciliation Commission of Canada’s (TRC) final report, Manitoba unanimously ratified The Path to Reconciliation Act, which came into force on March 15, 2016. The act was the first reconciliation legislation of its kind in Canada.

Under the act, reconciliation is guided by the principles of respect, understanding, engagement and action.

The act requires government to pursue reconciliation in a way that is guided by the TRC Calls to Actions and the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP).

Engagement will occur with Indigenous Nations and peoples, and all sectors of society, to develop a strategic path forward. These engagement efforts will build on current activities to help inform the development of a reconciliation strategy for the province. In 2020/21, $500,000 is being allocated to support implementation of Manitoba’s Reconciliation Strategy.

This work aligns with commitments to advance reconciliation in Manitoba. This includes:

●	working positively and respectfully with Indigenous and Northern communities

●	supporting reconciliation across government

●	furthering reconciliation through a principled approach that will enhance opportunities for economic development with full participation of Indigenous communities

Indigenous and Northern Initiatives Fund

The Indigenous and Northern Initiatives grant program provides funding for projects and initiatives led by Indigenous and non-Indigenous organizations and communities to engage in new and innovative approaches to advance reconciliation in the province. The Manitoba government will provide up to $25,000 for eligible single-year projects through the Indigenous and Northern Initiatives Fund. The fund places a specific focus on strategic projects that advance economic development, including those that support job creation and educational initiatives within the province.

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Neecheewam

The Manitoba government is investing $800,000 in 2019/20 and $1.5 million in 2020/21 to enable Neecheewam Inc. to expand its Winnipeg facility and improve access to Indigenous-led healing, care and treatment services to sexually exploited youth. Neecheewam operates the Strong Hearted Buffalo Women Crisis Stabilization Unit, a four-bed crisis intervention program for female and transgender youth who are at high risk of sexual exploitation. With new provincial funding, Neecheewam will undergo renovations to pilot a new, longer-term four-bed addition to its treatment facility.

The funding for Neecheewam addresses recommendations in the VIRGO report on mental health and addictions, including:

●	establishing culturally relevant treatment for youth with mental health and substance use issues

●	increasing capacity through expanded community outreach services

●	significantly enhancing the capacity of mental health and addictions services for children and youth

●	funding the expansion of services for children and youth

The investment also aligns with key findings in the research report released under the Tracia’s Trust Strategy.

Metis Community Addictions Response Team

The Manitoba government will partner with the Metis Child and Family Services (CFS) Authority on a new pilot project that will provide mental health and addictions services to families at risk of child apprehension. The three-year pilot project with the Metis CFS Authority will see $1.9 million invested over three years ($400,000 invested in 2019/20 and $750,000 in each of the following two years (2020/21 and 2021/22)). A team, including a caseworker, a family mentor, and addictions and mental health workers, will provide support for families with parental substance use to prevent children from coming into care. Families will be able to access services quickly, as well as referrals to various community resources. The program, known as Community Addictions Response Team (CART), will also include connections to cultural programming.

This initiative reflects recommendations made in a variety of reports, such as the VIRGO report on mental health and addictions, the Illicit Drug Task Force and the Truth and Reconciliation Commission report, and developed by the Metis Authority and its agencies to reflect community and cultural needs.

Making Positive Change through Social Innovation

Manitoba’s Social Innovation Office is a newly established hub for social innovation across government. Its purpose is to initiate projects with organizations and develop creative solutions to social concerns. The office will promote the development of social innovation tools, including social impact bonds, social procurement and social enterprise through investment from community partners. The goal is to engage in impactful partnerships to positively benefit and improve the lives of Manitobans.

Social Impact Bonds

In April 2020, the Manitoba government is launching a new social impact bond (SIB) dedicated to helping people quit smoking in partnership with Pharmacists Manitoba. Under this SIB, Shoppers Drug Mart will invest $2 million over the next three years to fund activities around smoking cessation, including counselling and nicotine replacement therapies.

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The goal of the SIB is to enrol at least 4,500 smokers over a three-year period, based on their readiness to quit and to ensure a minimum of 12 per cent quit smoking with the support of one of more than 500 Manitoba pharmacists trained in smoking cessation. Increasing the number of Manitobans who successfully quit smoking could save the province more than $1 million annually in lower health-care costs.

A SIB is an innovative social policy tool that brings together government, the private sector, not-for-profits and other stakeholders to deliver effective and prevention-focused solutions. Private investment is used to fund the programs initially, and then is repaid if social outcomes are realized. SIBs allow the government to explore more innovative solutions with reduced financial risk, with the ultimate goal of delivering better outcomes for Manitobans.

This SIB builds on previous innovation work. Last year, the Manitoba government partnered with Southern First Nations Network of Care and Wiijii’idiwag Ikwewag, an Indigenous doula service provider, on a two-year pilot project designed to connect at-risk Indigenous mothers with doulas, to improve outcomes for children and families.

Manitoba Homeownership Program

The Manitoba government is committed to fostering innovative community and private sector homeownership opportunities for Manitobans. In 2020/21, $2 million is allocated to provide capital funding and homebuyer assistance to support the acquisition of homes by eligible low to moderate-income families.

Since 2016, support from the Manitoba government has facilitated homeownership for over 180 households through partnerships with municipalities and non-profit organizations such as Habitat for Humanity and MB Tipi Mitawa, and through Manitoba Housing’s Rural Homeownership Program.

Indigenous-Led Healing Services (Land-Based Healing)

The Manitoba government is investing $24,000 in 2019/20 and $68,000 in 2020/21, for a pilot project to develop a land-based healing service through Clan Mothers Inc. This investment will provide vulnerable youth who are working with StreetReach, the opportunity to access twice-monthly land-based teachings and ceremonies. This pilot project offers an opportunity to build cultural connection and address the physical, mental, emotional and spiritual harms caused by trauma and perpetrators.

This investment aligns with recommendations from the VIRGO report on mental health and addictions, Tracia’s Trust, the Manitoba Advocate for Children and Youth, the Truth and Reconciliation Commission, and the National Inquiry into Missing and Murdered Indigenous Women and Girls. It also supports the path to reconciliation in Manitoba.

PROGRESS INDICATORS

The Poverty Reduction Strategy Act requires that the Manitoba government set indicators to measure progress in reducing poverty and increasing social inclusion.

Pathways to a Better Future: Manitoba’s Poverty Reduction Strategy identifies 13 progress indicators that align with the goals of the strategy. Manitoba reported on these indicators for the first time in the 2018/19 Poverty Reduction Annual Report, and will continue to share this data on an annual basis. Manitoba’s poverty reduction indicators were formally registered in regulation under The Poverty Reduction Strategy Act in May 2019.

COVID-19 EMERGENCY SUPPLEMENT
TO BUDGET 2020

COVID-19 EMERGENCY SUPPLEMENT TO BUDGET 2020

INTRODUCTION	3

RESILIENCY	3

OUR RESPONSE PLAN	5

IMPACT ON BUDGETARY EXPENSES	6

IMPACT ON BUDGETARY REVENUES	7

IMPACT ON FISCAL YEAR 2019/20	10

IMPACT ON FISCAL YEAR 2020/21	10

MORE INFORMATION	11

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INTRODUCTION

This supplement provides information to Manitobans regarding measures within Budget 2020 that serve as the foundation for our government’s fiscal response to the fast-evolving public health and economic challenges posed by the Coronavirus disease (COVID-19), which the World Health Organization (WHO) declared a pandemic on March 11, 2020.

RESILIENCY

Steps taken by our government over the past four years to manage Manitoba’s finances more responsibly and invest in emergency preparedness have put our province in a strong, financially-resilient position to respond to the human and economic challenges presented by COVID-19. That resiliency is made up of four main components:

1. Rainy Day Fund Re-Investment

Manitoba’s Rainy Day Fund is currently funded to $571 million. The balance will grow to $800 million before the end of this month, and to $872 million by the end of the 2020/21 fiscal year.

2. Prudent Budgeting

Budget 2020 sets aside the largest amount of money in Manitoba history for emergency expenditures.

As a result of prudent financial decisions made by our government over the past four years, Manitoba has avoided $10 billion in debt that would have been incurred if our government had continued the budgetary approach of the previous government. This saves Manitobans approximately $200 million of incremental interest costs that would have been paid out at the expense of emergency preparedness.

Summary Debt
2015/16 – 2020/21b

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3. Federal Support

The federal government has committed $500 million of aid to provinces and territories, of which $18 million will be available to Manitoba. It has indicated that further aid is likely to be forthcoming, and has also announced that $10 billion in credit will be made available for businesses through the Business Development Bank of Canada and the Export Development Bank of Canada. Manitoba will work with the federal government to identify business sectors that require assistance as a result of harm caused by COVID-19.

As noted last month by the federal Parliamentary Budget Officer, the federal government has significantly more robust fiscal sources than provinces do. We will continue to advocate that the federal government more fully support all provinces and territories through this pandemic. While the $18 million of funding made available to Manitoba is appreciated, it only represents approximately one-half of the cost of the emergency procurement order of supplies announced last week as apart of the 2019-2020 fiscal year.

4. A Stable, Resilient Economy

With our diversified economic base, Manitoba continues to have one of the most stable and resilient economies of Canada’s provinces. While some sectors -- most notably, tourism, oil and gas production, and supply-chain dependent sectors – may be impacted by COVID-19, many critical components of our economy – agricultural products in particular – are expected to continue to experience strong global demand.

Over the past four years, our government has taken significant steps to make our economy more competitive by reducing taxes, reducing red tape and fostering an environment where private sector capital is thriving. Our PST rate reduction from 8 to 7 per cent was the largest tax cut in Manitoba’s history, saving businesses and all Manitobans over $300 million annually. We have committed to a further reduction of the PST rate to 6 per cent as of July 1, 2020, for additional savings of over $40 million in the first full year, and growing thereafter, net of the Green Levy. In addition to reducing the PST rate, we are also saving Manitoba households money through the indexing of the Basic Personal Amount and personal income tax brackets, and through the removal of important services from the PST, among other measures. We have also announced that we will reduce the payroll tax by increasing the payroll thresholds, which will benefit 1,000 Manitoba employers, including 220 employers who will no longer be liable for this tax. As a result of these and many other actions we have taken since 2016, Manitoba and Manitobans are better positioned to respond to this and future emergencies and to withstand the ongoing period of economic uncertainty.

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OUR RESPONSE PLAN

Manitoba’s public health and emergency preparedness personnel, along with thousands of front-line workers across the province, are responding to the evolving impact of COVID-19 in our province. Manitobans are doing their part by practicing social distancing, re-considering travel plans and self-isolating when required. We will continue to work closely with the Public Health Agency of Canada (PHAC) and the WHO, as well as the federal government and other provinces and territories in responding to the situation as it evolves.

Our government’s communications arm will continue to provide Manitobans with timely, accurate information through news releases and online.

We encourage Manitobans to regularly visit the following website for the latest information: www.manitoba.ca/covid19 We have put structures in place to ensure timely and appropriate responses to the situation as it evolves, including the following:

●	Our Health System Incident Command, led by our Chief Provincial Public Health Officer and our Emergency Measures Organization, which oversees all aspects of preparedness as well as the Manitoba Emergency Command Centre;

●	A Minister’s Committee on COVID-19, ensuring proper oversight; and

●	A Deputy Minister Committee on COVID-19 Business Continuity, which is working to ensure that business continuity plans for every area of government are activated and amended as necessary.

As the situation evolves, the Manitoba government workforce may be impacted, requiring public-facing services to be adjusted to meet public health guidelines. Should that occur,

Manitobans will be promptly informed. Manitoba’s business sector and the non-profit community are also doing their part in responding to this challenge in order to protect their workforces and support each other. The Manitoba Department of

Economic Development and Training is hosting weekly roundtable calls with key stakeholders to obtain direct, real-time information on impacts that members, clients and key contacts are experiencing as a direct or indirect result of the COVID-19 situation, including trade impacts, supply chain disruptions, event cancellations and travel restrictions. The member organizations invited to participate in these calls include:

●	Aboriginal Chamber of Commerce

●	Bioscience Association of Manitoba

●	Business Councils of Manitoba

●	Canadian Federation of Independent Business

●	Canadian Manufacturers and Exporters

●	Communities Economic Development Fund

●	Economic Development Winnipeg

●	Food and Beverage Manitoba

●	Manitoba Aerospace Inc.

●	Manitoba Chamber of Commerce

●	Manitoba Hotel Association

●	Manitoba Lodges and Outfitters Association

●	New Media Manitoba

●	North Forge

●	RBC Convention Centre

●	Rural Manitoba Economic Development Corporation

●	Supply Chain Management Association of Manitoba

●	Tech Manitoba

●	Travel Manitoba

●	Western Economic Diversification Canada

●	Winnipeg Airports Authority

●	Winnipeg Chamber of Commerce

●	Winnipeg Metropolitan Region

●	World Trade Centre Winnipeg

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IMPACT ON BUDGETARY EXPENSES

Pandemic events like COVID-19 can impose significant strain on provincial government expenditures. We anticipate that health-related spending, which already comprises $6.7 billion (or 38 per cent) of Manitoba’s total summary expenditures, will be significantly impacted, but additional costs will be incurred in most departments. In that regard, we are centrally monitoring all costs associated with COVID-19.

We have also implemented protocols to ensure funds are available in order to quickly respond to this rapidly changing situation. Our government’s response will not be impeded by red tape or cumbersome processes; key decision makers are empowered to take necessary and appropriate steps to protect the health and safety of Manitobans.

We are making the necessary investments to ensure we are prepared to address this outbreak. This includes working with PHAC, and provinces and territories, to co-ordinate the procurement effort of protective equipment. As part of that co-ordinated effort, we approved an investment of $35.2 million last week for the purchase of personal protective equipment. That expenditure was based on current planning assumptions, including supplies required by Manitoba’s regional health authorities, service delivery organizations, personal care homes and fee-for-service clinics.

In addition, we have also made the following investments in the past few days:

●	$2.7 million for the purchase of up to 43 ventilator machines;

●	$410,000 for 13 continuous dialysis renal replacement machines for intensive care unit dialysis; and

●	$80,000 for a nucleic acid extractor to enhance local capacity for rapid COVID-19 testing.

Additional costs, in excess of those incurred in response to previous outbreaks, are anticipated. For example, in 2009/10, just over $83 million in emergency expenditures funding was required to address the H1N1 pandemic. We anticipate that the costs of COVID-19 will exceed that amount, and will ensure the necessary resources are made available to respond to the current situation.

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IMPACT ON BUDGETARY REVENUES

COVID-19 will impact Manitoba’s forecasted budgetary revenues. The revenue outlook included in Budget 2020 was based on reasonable, consensus-based assumptions about the pace of growth in the province’s economy. This is no longer the case. Given the sudden escalation in economic, social and financial developments caused by the spread of COVID-19 throughout Canada, it is impossible to identify a consensus view among forecasters relied upon by Manitoba Finance.

The prospect of a national recession has grown in recent weeks due to COVID-19, as well as turmoil in global oil and gas markets and other factors. Key considerations in reviewing these forecasts are its expected depth and duration. Though all predictions are invariably subject to many evolving assumptions, some forecasters are predicting a “V” shaped economic impact for global economies, including in North America, where growth in the first half of 2020 is substantially lowered, followed by a full rebound to normal growth levels by the second half of 2020.

As outlined in the graph below, preliminary modelling for Manitoba’s economy expects the impact of COVID-19 to result in economic growth declining in the first quarter of 2020 as exports and private business investment spending suddenly falls. Consumer expenditures will support some growth in the retail sector during this period, in part due to households increasing purchases of food, health and wellness essentials. The health care sector will also experience a spike in demand related to testing and caring for patients.

Growth in the second quarter of 2020 is expected to improve somewhat as government support initiatives help vulnerable businesses and individuals. Growth is expected to further strengthen in the third and the fourth quarter, as pent-up demand from consumers and businesses begins to lift growth higher than normal. A full recovery in the second half of 2020 bodes well for overall growth in 2021, creating optimism that growth may be higher than currently forecasted.

Estimated Impact of COVID-19 on Manitoba Economic Growth

2019 Q4 to 2020 Q4
Per cent change in real GDP

* Impact estimates do not include actual federal and provincial financial supports to households and businesses as these remain to be announced at the time of printing this report.

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That said, Manitoba’s available labour force may be temporarily reduced due to worker illness or because of workers taking time to care for their children. The latter could occur as a result of school closures throughout the province, which are currently scheduled to occur from March 23 to April 10, 2020.

A larger labour force impact could result from lockdowns, quarantines, workplace closures, or suspension of economic activity in an effort to contain the spread of the disease. In addition, businesses that rely on supply chains may have their workforces impacted if they cannot reliably obtain the supplies they require.

Provincial revenues are related to economic growth. It is estimated that a one per cent decrease in nominal GDP growth in Manitoba roughly equates to approximately $200 million in reduced revenues. While the potential adverse global economic impact of COVID-19 is significant, there are reasons to believe the potential decline will be less significant in Manitoba than in other jurisdictions. For example:

●	Manitoba has experienced its third-highest population increase in Canada since 2014;
●	Private sector capital spending in Manitoba has increased across a number of sectors;

●	Our relatively younger population, with a median age of 37.4 years, is tied for the second-lowest median age among provinces; and

●	Manitoba has the most-stable labour market in Canada, absorbing near-record numbers of new working-age citizens, while simultaneously maintaining one of the lowest unemployment rates in Canada.

Globally, the market is focusing on COVID-19 related impacts on debt-laden corporations in the airline, gaming, travel, entertainment, shipping, and auto sectors. The vulnerable sectors in Canada have been reported to be in oil and gas, manufacturing, transportation, retail, wholesale, accommodation and food services and mining. The table below outlines those same sectors in Manitoba that may be most affected by COVID-19, including speculative analysis of what a low, medium, and high economic impact could mean, based on millions of dollars in lower output on a full year basis.

Estimated Impact of COVID-19 on Select Manitoba Industries	% Share of MB GDP	Real GDP ($M)	Low 0.3% Impact ($M)	Medium 0.5% Impact ($M)	High 1.0% Impact ($M)
Mining, Oil and Gas Extraction	2.7	1,998	-6.0	-10.0	-20.0
Manufacturing	9.7	6,233	-18.7	-31.2	-62.3
Wholesale Trade	4.8	3,125	-9.4	-15.6	-31.2
Retail Trade	5.9	3,492	-10.5	-17.5	-34.9
Transportation and Warehousing	6.7	4,126	-12.4	-20.6	-41.3
Accommodation and Food Services	2.1	1,251	-3.8	-6.3	-12.5

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Higher Eposure Industries Share of Total Economic OutputManitoba and Canada

Figures in bars represent the per cent of total economic output by each sector for Manitoba and Canada.

In using this data in a bar graph, we see Manitoba’s combined industry exposure across the impacted sectors is fairly consistent with the Canadian average. We will be monitoring these sectors for demand and supply shocks in the coming weeks. Based on previous recessionary experience, however, we remain optimistic the combined impacts of recently announced payroll and sales tax measures, along with a strong retail sector and consumer demand, will temper the short term effects.

Given the most recent revisions to GDP forecasts due to COVID-19 across Canada, Manitoba’s economic outlook for nominal GDP (used for fiscal planning purposes) for 2020 under a medium impact scenario is 2.0%, down from our forecast of 3.3% (or a 1.3% reduction). The impact on real GDP under a medium impact scenario is 0.6%, down from 1.3% (or a 0.7% reduction).

Additional government support for households and businesses may further improve these estimates.

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IMPACT ON FISCAL YEAR 2019/20

Our government recently released its 2019/20 Third Quarter Fiscal Update, projecting a $325 million deficit for the current fiscal year. As we are approaching the March 31, 2020 end date of the 2019/20 fiscal year, we are not anticipating significant expenditure or revenue impacts that would disrupt our 2019/20 forecasts.

We fully expect to be able to accommodate the recently announced investments in personal protective equipment, ventilators and equipment to enhance testing capacity from within existing budgets, allowing us to maintain the $325 million deficit projection for the current fiscal year.

IMPACT ON FISCAL YEAR 2020/21

Because COVID-19 is a rapidly changing situation, we cannot provide specific details in respect to our “bottom line.” The table below is a preliminary impact assessment. The three scenarios show a low, medium, and high impact on provincial revenues and on increased health care costs. The range of impacts from the lowest to highest scenarios are from approximately $160 million to more than $680 million. These estimates are highly variable and will be updated as the situation unfolds over the coming months.

Impact on Economic Growth* Lower economic growth results in lower government revenues
		Low $110M	Medium $259M	High $482M
Potential Health Costs	Low $50M	$160M	$309M	$532M
	Medium $100M	$210M	$359M	$582M
	High $200M	$310M	$459M	$682M

*	Low assumes nominal GDP growth that is 0.5% lower than forecast. Medium assumes nominal GDP growth that is 1.3% lower than forecast. High assumes nominal GDP growth that is 2.4% lower than forecast.

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CONCLUSION

Living in a province with an extensive floodplain, a massive boreal forest, and a geographical location that makes it vulnerable to extreme weather conditions has taught Manitobans the importance of being prepared for emergencies. It has taught us that we must be both flexible and agile in our planning, and in our response.

It has also taught us the value of facing our challenges together as a community; as a family. Like the bison that once roamed our province and adorns our flag, we protect the vulnerable and face the storm together. That is why Manitobans consistently lead the nation in volunteerism and support of charitable causes.

Budget 2020 reflects the lessons we have learned throughout our 150-year history and the values we all share. Originally conceived in anticipation of spring flooding, it contains an unprecedented level of fiscal resilience and flexibility. It gives our government the capacity to quickly deliver the resources required to respond to any emergency.

Manitobans must have a full understanding of the significant financial and public health measures that our government has undertaken in response to the threat posed by COVID-19. That is why it is important that all Members of the Legislative Assembly work together to legally authorize the spending that is required to protect Manitobans and their families during this time of need.

Your Manitoba Government stands ready to proceed.

MORE INFORMATION

Public Health

If you are experiencing symptoms of the 2019 novel coronavirus (including a fever, cough, or other respiratory symptoms) and have recently travelled internationally, contact Health Links-Info Santé at 204-788-8200 or 1-888-315-9257 (toll-free).

Visit www.manitoba.ca/covid19 for up-to date information.

Economic Development

Manitoba Economic Development Office

Phone: 204-945-1055

Email: edo@gov.mb.ca